Filed Pursuant to Rule 424(b)(5)
File No. 333-200357

The information in this prospectus supplement relates to an effective registration statement but it is not complete and may be changed. This prospectus supplement and the prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 8, 2014

Prospectus Supplement

(To the Prospectus, dated November 25, 2014)

             Shares of Common Stock

Warrants to Purchase up to              Shares of

Common Stock

Allied Nevada Gold Corp.

We are offering              shares of our common stock and warrants to purchase up to              shares of our common stock (and the shares of common stock issuable from time to time upon exercise of these warrants). In connection with the purchase of our common stock, each investor will receive one share of common stock together with 0.5 of one warrant to purchase one share of common stock. Each full warrant is immediately exercisable to purchase one share of common stock at an exercise price of $         per share for               years from the date of issuance. In this prospectus supplement, we refer to the shares and warrants collectively as the “securities.” The shares of common stock and the warrants will be issued separately but can only be purchased together in this offering.

Our common stock is traded on the NYSE MKT LLC (the “NYSE MKT”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “ANV.” On December 5, 2014, the last reported closing price for our common stock was $1.42 per share on the NYSE MKT and Cdn$1.58 per share on the TSX. There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply for listing of the warrants on any securities exchanges or for inclusion of the warrants in any automated quotation system.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and “Risk Factors” on page 1 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in our common stock and warrants.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have retained H.C. Wainwright & Co., LLC to act as our exclusive sole lead placement agent in the United States and Canaccord Genuity Corp. (together with H.C. Wainwright & Co., LLC, the “placement agents”) as co-agent in Canada in connection with the common stock and warrants offered by this prospectus supplement. The placement agents have agreed to use their reasonable best efforts to sell the securities offered by this prospectus supplement. We have agreed to pay the placement agents the placement agent fees set forth in the table below, which assumes that we sell all of the common stock and warrants we are offering.

	Per Share	Total
Public offering price
Placement agent fees(1)
Proceeds, before expenses, to us(2)

(1)	We have agreed to reimburse the placement agents for certain of their expenses including a $50,000 non-accountable allowance plus the actual and reasonable fees of placement agent’s counsels.
(2)	The amount of the offering proceeds to us presented in this table does not give effect to any exercise of the warrants being issued in this offering.

Delivery of the shares and warrants will take place on or about December 12, 2014, subject to the satisfaction of certain conditions.

H.C. Wainwright & Co.	Canaccord Genuity Corp.

The date of this prospectus supplement is                         , 2014.

In making your investment decision, you should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including any information incorporated by reference. We and the placement agent have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

Allied Nevada Gold Corp. is a Delaware corporation. Our principal executive offices are located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521 and our telephone number at that address is (775) 358-4455. Our website is located at www.alliednevada.com. Our website and the information contained on our website are not part of this prospectus supplement or the accompanying prospectus and you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus when making a decision as to whether to invest in our common stock and our warrants.

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About this Prospectus Supplement

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms “Allied Nevada,” “we,” “our,” and “us” refer to Allied Nevada Gold Corp. and its consolidated subsidiaries. References to “placement agents” refer to the firms listed on the cover page of this prospectus supplement.

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus or the documents incorporated by reference herein or therein, you should rely on the information in this prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described in this prospectus supplement and the accompanying prospectus under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

This prospectus supplement and the accompanying prospectus contain summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

Currency and Exchange Rate Information

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement and the accompanying prospectus refer to United States dollars. References to “Cdn$” in this prospectus supplement and the accompanying prospectus refer to Canadian dollars.

The noon rate of exchange on December 5, 2014, as reported by the Bank of Canada for the conversion of Canadian dollars to U.S. dollars, was Cdn$1.00 equals $0.8754.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and other written reports and oral statements made from time to time by us may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the SEC, all as may be amended from time to time, as well as forward-looking information within the meaning of the applicable Canadian securities laws. All statements, other than statements of historical fact, included herein or incorporated by reference, that address activities, events or

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developments that we expect or anticipate will or may occur in the future, are forward-looking statements, including but not limited to such things as:

•	our anticipated liquidity, cash flows, cash operating costs and adjusted cash costs per ounce[1] ;

•	the availability, terms and costs related to future borrowing, debt repayment, and equity funding;

•	our future business strategy, plans, goals and expectations;

•	future gold and silver prices;

•	our estimated future capital expenditures, construction, and other cash needs, and expectations as to the funding or timing thereof;

•	the availability, terms and impacts of financing strategies and options, including arrangements such as joint ventures, royalty agreements, streaming transactions, forward sales, the restructuring of our asset retirement obligation surety bonds and the novation of a portion of our cross currency swap;

•	our expectations regarding the growth of our business and our estimates of mineral reserves and mineralized material;

•	the timing and economic potential of the transitional and sulfide mineralization and milling project at the Hycroft Mine (“Hycroft”), including the anticipated costs, timing and economic benefits set forth in the October 2014 feasibility study and our capital resequencing and optimization exercise described below;

•	the anticipated results of the exploration drilling programs at our properties;

•	our expectations regarding gold and silver recovery;

•	our estimated future production, sales, cost of production, cost of sales, costs and expenses;

•	our plans and expectations regarding the use of the crushing system, the crushing system’s impact on our operations, and permanent and temporary corrections and modifications of the crushing system;

•	our plans and expectations regarding the development of our properties, including with respect to the Hycroft Mine; and

•	our plans and expectations regarding the sale of certain assets, including with respect to certain assets held for sale.

The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “project”, “target”, “budget”, “may”, “will”, “would”, “could”, “seeks”, or “scheduled to”, or other similar words, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intentions identify forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange

[1]	The term “adjusted cash costs per ounce” is a financial measure calculated on a per ounce of gold sold basis, and includes all direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, cash portions of production costs written-down, the effective portion of any cash flow hedges, third party refining expenses, on-site administrative and support costs, royalties, and mining production taxes, net of revenue earned from silver sales. This is a supplemental financial measure that is not prepared in accordance with, and has no standardized meaning under, generally accepted accounting principles in the United States (“GAAP”). Adjusted cash costs per ounce provides management and investors with a further measure, in addition to conventional measures prepared in accordance with GAAP, to assess the performance of our mining operations and ability to generate cash flows over multiple periods. Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other mining companies. Accordingly, adjusted cash costs are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures.”

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Act, the PSLRA and applicable Canadian securities laws with the intention of obtaining the benefit of the “safe harbor” provisions of, or similar protections under, such laws. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to:

Financial Risks

•	our need to raise additional capital, which may not be available on favorable terms or at all;

•	risks associated with our substantial level of indebtedness, and our liquidity and financial position;

•	volatile market prices of gold and silver;

•	our current intention or future decisions whether or not to use forward-sale arrangements;

•	restrictions in the indenture governing our outstanding notes and credit agreement governing our outstanding revolving credit facility limit our future actions;

•	movements in foreign exchange rates;

Operational and Development Risks

•	risks related to the heap leaching process at Hycroft, including but not limited to gold and silver recovery rates, gold and silver extraction rates, leach pad remediation processes, and the grades of ore placed on our leach pads;

•	risks related to estimates of the cost or timing of projects related to the Hycroft mill expansion and sustaining capital projects;

•	uncertainties concerning estimates of mineral reserves and mineralized materials, and grades;

•	our ability to achieve our estimated production and sales rates and stay within our estimated operating and production costs;

•	our ability to attract and retain personnel;

•	availability and cost of equipment or supplies;

•	intense competition within the mining industry;

•	uncertainties and risks related to our reliance on contractors and consultants;

•	the commercial success of, and risks relating to, our exploration and development activities;

•	risks related to slope stability;

•	uncertainties related to our ability to replace and expand our ore reserves;

•	insurance may not be adequate to cover all risks associated with our business;

Environmental, Compliance and Regulatory Risks

•	cost of compliance with current and future government regulations, including those related to environmental protection, mining, health and safety, corporate governance and public disclosure;

•	potential operational and financial effects of current and proposed federal and state regulations related to environmental protection and mining, and the exposure to potential liability created by such regulations;

•	uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities;

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•	the inherently hazardous nature of mining activities, including operational, geotechnical and environmental risks;

•	potential challenges to title in our mineral properties;

•	risks associated with the expansion of our operations;

•	risks associated with proposed legislation in Nevada could significantly increase the costs of our operations;

•	changes to the climate and regulations and pending legislation regarding climate change could increase the costs of our operations;

Risks Related to this Offering

•	there is no certainty that financing will be available;

•	the market price of our shares may fluctuate widely;

•	future sales of our common stock, including sales of common stock issued upon exercise of the warrants, could adversely affect the trading price of our common stock;

•	we do not intend to pay dividends for the foreseeable future;

•	anti-takeover provisions in our organizational documents and under Delaware law could make a third party acquisition of us difficult;

•	our management has broad discretion to use the net proceeds of this offering;

•	there is currently no market for the warrants and we do not expect one to develop;

General and Other Risks

•	risks associated with the inability to retain or attract key personnel necessary to our operations;

•	potential conflicts of interests that may arise through some of our directors’ involvement with other natural resources companies;

•	risks associated with joint ventures;

•	risks related to current and future legal proceedings; and

•	risks related to security breaches.

For a more detailed discussion of such risks and other important factors that could cause actual results to differ materially from those in our forward-looking statements, please see the risk factors discussed in “Risk Factors” in this prospectus supplement and the accompanying prospectus, “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q and our other filings with the SEC and Canadian securities regulators. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results, performance or achievements may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated by reference. In addition, even if our results, performance or achievements are consistent with the forward looking statements contained in this prospectus, any prospectus supplement or the documents incorporated by reference herein, those results, performance or achievements may not be indicative of results, performance or achievements in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

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Non-GAAP Financial Measures

We use the term “adjusted cash costs per ounce” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This is a supplemental financial measure that is not prepared in accordance with, and has no standardized meaning under, GAAP. In addition, our measurement of adjusted cash costs per ounce used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may not be comparable to those of other mining companies. The presentation of adjusted cash costs per ounce is intended to enhance the usefulness of our financial information by providing a measure which management internally uses to assess and evaluate the overall performance of our mining operations and ability to generate cash flows over multiple periods from the sale of gold. Any analysis of non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, and should be used only in conjunction with results presented in accordance with GAAP.

Adjusted cash costs per ounce is a non-GAAP financial measure, calculated on a per ounce of gold sold basis, and includes all direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, cash portions of production costs written-down, the effective portion of any cash flow hedges, third party refining expenses, on-site administrative and support costs, royalties, and mining production taxes, net of revenue earned from silver sales. Because we are a primary gold producer and our operations focus on maximizing profits and cash flows from the extraction and sale of gold, we believe that silver revenue is peripheral and not material to our key performance measures or our Hycroft Mine operating segment and, as such, adjusted cash costs per ounce is reduced by the benefit received from silver sales.

The table below presents a reconciliation between non-GAAP adjusted cash costs (excluding write-down), which is the numerator used to calculate non-GAAP adjusted cash costs per ounce (excluding write-down), to production costs (GAAP) for the years ended December 31, 2013, 2012, and 2011 and for the three and nine months ended September 30, 2014 and 2013 (in thousands, except ounces sold):

	Three months ended September 30, 2014	Nine months ended September 30, 2014	Years ended December 31,
			2013	2012	2011
Production costs	$55,071	$166,796	$165,478	$94,898	$56,045
Less: Silver revenues	(10,401)	(28,102)	(19,515)	(21,712)	(12,983)

Adjusted cash costs, excluding write-down	44,670	138,694	145,963	73,186	43,062
Gold ounces sold	52,176	168,696	181,941	114,705	88,191

Adjusted cash costs per ounce, excluding write-down	856	822	802	638	488
Write-down of production inventories per ounce(1)	1,048	324	53	—	—

Adjusted cash costs per ounce	$1,904	$1,146	$855	$638	$488

(1)	During the three and nine months ended September 30, 2014, we recorded a $70.7 million write-down to ore on leach pads, consisting of $54.7 million of previously incurred cash production costs and $16.0 million of allocated depreciation and amortization. The $54.7 million cash portion of our write-down impacted our adjusted cash costs per ounce by $1,048 and $324 for the three and nine months ended September 30, 2014, respectively. During the year ended December 31, 2013, we recorded a $12.6 million write-down to ore on leach pads, consisting of $9.7 million of previously incurred cash production costs and $2.9 million of allocated depreciation and amortization. The $9.7 million cash portion of our write-down impacted our adjusted cash costs per ounce by $53 for the year ended December 31, 2013.

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Summary

The following summary contains basic information about us and this offering. It does not contain all the information about our business or the offering that you should consider before investing in our common stock. You should carefully read (and the following summary is subject to and qualified by) the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision to purchase our common stock, especially the information presented under the heading “Risk Factors,” our financial statements, the notes to those financial statements and the other financial information included elsewhere in this prospectus supplement. For a discussion of industry terms, see “Glossary.”

Company Overview

We are a U.S.-based primary gold producer focused on mining, developing and exploring properties in the state of Nevada in a safe, environmentally responsible, and cost-effective manner. For the nine months ended September 30, 2014, gold and silver sales represented 100% of our operating revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. We cannot control the prices that we receive for the sale of our products, which is why our near-term operating strategies and goals focus on sales volumes, costs, capital expenditures, and other items that we may have discretionary influence over. If we are able to carry out our near-term operating strategies and goals, we believe we will be better positioned to continue working towards our long-term goal, which is the construction and operation of a mill to process our sulfide (mill) and additional transitional (mill) ores at the Hycroft Mine and extend the life of the mine.

Our sole operating mine, the Hycroft Mine, is an open-pit heap leach operation located 54 miles west of Winemucca, Nevada. As of December 31, 2013, we reported estimated proven and probable mineral reserves of 10.6 million ounces of gold and 467.1 million ounces of silver, which are contained in oxide (heap leach), transitional (heap leach and mill), and sulfide (mill) ores. We currently recover metals contained in oxide and transitional ores through our recently expanded heap leach operations. In October 2014, M3 Engineering and Technology Corp. (“M3”), in association with us, completed a feasibility study for a mill expansion which confirmed the results of the April 2014 prefeasibility study and improved on the overall economics of a mill expansion, as described in further detail below. The construction of a mill at Hycroft would allow us to recover metals contained in additional transitional (mill) and sulfide (mill) ores.

The Hycroft Mine, all of our mineral properties, and our corporate office are all located in the state of Nevada. Our corporate headquarters is located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521, and our telephone number is (775) 358-4455. Our website is www.alliednevada.com. Information on our website is not incorporated into this prospectus or other securities filings and is not part of these filings.

Recent Developments

Operations Outlook

In late-October and November, we encountered a significant amount of acid leach material in our planned mining areas that had an adverse effect on our drilling and processing capabilities. Acid leach material is a fine, chalky material that slows drilling and reduces available ore to mine. As a result of the poor drilling, we did not place the planned ounces on the leach pad. Our mining rates have now returned to planned levels. On the process side, acid leach has a slow percolation rate that requires us to slow solution flows to ensure no ponding or channeling takes place on the leach pad. Because a majority of ounces placed on the pad in mid-October and November were acid leach material, we did not see solution breakthrough as quickly as we anticipated based on our leach curves. We have now begun to see release from the acid leach material, though we estimate it is approximately one month behind expectation. The ounces that were expected in November and December from that material are now expected to be released from the leach pad in the first quarter of 2015. As a result, we now expect our 2014 full year metal sales to approximate 210,000 to 220,000 ounces of gold and 1.8 million to 1.9 million ounces of silver, which is lower than our previously expected range of 220,000 to 230,000 ounces of gold and 1.9 million to 2.0 million ounces of silver.

Future Capital and Cash Requirements

Our primary future cash requirements will be to fund our purchase obligations and sustaining capital expenditures for the Hycroft Mine, make scheduled semi-annual interest payments on our 8.75% Senior Unsecured Notes due 2019 (“Notes”), and make scheduled principal and interest payments on our capital lease and term loan obligations. As of November 30, 2014, we had cash and cash equivalents of $1.3 million, which decreased from our September 30, 2014 balance of $5.8 million, and we also had $12.8 million of unused commitments under our revolving credit facility (“Revolver”), a decrease of $45.8 million from the unused commitments as of September 30, 2014. Using current metal price levels and our estimates of future metal sales and costs, unless we take actions to reduce expenses or to find other sources of cash, including asset sales, we currently expect our future net cash used in investing and financing activities (excluding borrowings under our Revolver) during the fiscal year ended December 31, 2015 to exceed our cash flows provided by operating activities during the same period by approximately $50.0 million to $60.0 million. The net proceeds from this offering will be used to help address a portion of this shortfall. Investors are cautioned that management’s expectations regarding our liquidity and capital resources are based on a number of assumptions that we believe are reasonable but could prove to be incorrect. For example, our expectations are based on assumptions regarding commodity price levels, production estimates, anticipated costs and other factors that are subject to a number of risks, many of which are beyond our control. If our assumptions prove to be incorrect, we may require additional financing sooner than we expect to continue to operate our business, which may not be available on favorable terms or at all. See “Use of Proceeds”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Consistent with our strategy and goal to preserve liquidity by minimizing capital expenditures, we currently expect our total 2014 capital spending for non-expansion (sustaining) expenditures to be less than $10 million, most of which was spent during the first nine months of 2014. We expect our remaining fourth quarter capital spending (sustaining and expansion) to total approximately $10 million.

Feasibility Study

Our proven and probable mineral reserves are contained in oxide (heap leach and mill), transitional (heap leach and mill), and sulfide (mill) ores. We currently recover metals contained in oxide and transitional ores through our heap leach operations; the construction of a mill would allow us to recover metals contained in additional transitional (mill) and the sulfide (mill) ores.

We had previously commenced a mill expansion project in order to enable us to extend the life of our Hycroft Mine by recovering metals contained in additional transitional and sulfide ores. This expansion project was deferred during the second quarter of 2013 due to declining metal prices. Previous mill expansion efforts included ordering the mills themselves, motors and mill drives, foundation preparation, mill-related engineering, and obtaining the required permits to begin construction. Following the decision to defer the previously announced mill, we began working with M3 to develop different mill scenarios which considered phased construction approaches and on-site oxidation methods for our sulfide concentrates to enable on-site doré production. In April 2014, M3, in association with us, completed a prefeasibility study for a mill expansion that incorporated on-site oxidation of sulfide concentrates. Based on the positive results of the prefeasibility study, the Board of Directors approved moving forward with a feasibility study, which was completed in October 2014 by M3, in association with us. M3 developed the process flow sheet, capital cost estimate, operating cost estimate and financial model while we developed the heap leach metrics, taxes, mineral reserves and mine plan. The feasibility study confirmed the positive results of the prefeasibility study and improved the overall estimated economics of the mill expansion.

A summary of the estimates contained in the feasibility study is highlighted below. Consistent with the prefeasibility study, the base case metal price assumptions of $1,300 per ounce gold and $21.67 per ounce silver have been utilized in the feasibility study. The feasibility is presented on a January 1, 2015, go-forward basis.

Highlights of the Feasibility Study:

LOM ounces sold - gold	000s Ozs Au	7,437
LOM ounces sold - silver	000s Ozs Ag	340,111
Initial capital cost	$ billions	$1.39
LOM After-tax NPV[1] (5%)	$ billions	$1.81
LOM After-tax IRR[1]	%	28.6
Payback	Years	5.5

First five year annual averages (2018-2022):
Ounces sold - gold	Ozs Au	458,700
Ounces sold - silver	Ozs Ag	22,956,600
Adjusted cash costs per ounce[2]	$/Oz Au	$464

1.	All estimated costs are on a go-forward basis and consider capital spent to date as sunk costs. Estimates of Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) are calculated using $1,300 per gold ounce and $21.67 per silver ounce and additional assumptions set forth in the table titled “Assumptions used in the feasibility study estimate” below. No assurance or guarantee is provided that the calculated IRR or NPV values will be achieved. Actual results may differ materially.
2.	The term “adjusted cash costs per ounce” is a non-GAAP financial measure. Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and, therefore, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” above for further information on adjusted cash costs per ounce.

See also, “Risk Factors—Cost estimates and timing of our Hycroft Mine expansion project is uncertain, which may adversely affect our expected production and profitability” and “Cautionary Note Regarding Forward-Looking Statements” for further discussion of risks associated with the estimates and calculations contained in the feasibility study.

Overview

The feasibility study is based on a nominal 120,000 ton per day (“tpd”) mill for oxide, transition and sulfide ore. The mill was initially designed and scheduled to be constructed in two phases of 60,000 tpd each. Throughput varies based on ore hardness. The mill flow sheet components include crushing, grinding, flotation, concentrate regrind, concentrate oxidation and leaching, tails leaching, Merrill-Crowe extraction and refining. Our projections are based on detailed engineering, which we expect to begin in early 2015, and construction of Phase 1 is anticipated commence in the second quarter of 2015, subject to our ability to secure the necessary financing. Phase 1 is scheduled to be operational in 2017 assuming timely commencement of construction.

The following summarizes feasibility LOM assumptions for the mill expansion project:

LOM (2015-2033)
Total tons of ore processed (000s) - heap leach and mill	949,201
Grade - Au (ounces per ton) - heap leach and mill	0.011
Grade - Ag (ounces per ton) - heap leach and mill	0.49
Total gold ounces sold (000s)	7,437
Total silver ounces sold (000s)	340,111
Total gold equivalent ounces sold (000s)	13,106
Total revenue at $1,300/oz Au and $21.67/oz Ag (millions)	$17,037
Revenue per ton processed	$17.95
Mining cost per ton mined	$1.37
Milling cost per ton of ore milled	$9.14
Heap leach cost per ton of ore heap leached (includes crushing)	$2.45
G&A cost per ton of ore processed	$0.32
Nevada Net Proceeds Tax and refining cost per ton of ore processed	$0.48

Capital Estimate

The revised estimated capital of $1.39 billion to construct both phases of the mill primarily results from the following: the change in construction of two 120kV power lines to one 345kV line to ensure reliable power availability; additional conveyors and crushed ore storage for the crushing/pre-crush and pebble crushing circuits; increased site general costs and confirmation of geotechnical analysis on required earthworks; and increased sizing for the thickener tanks.

Mining and processing

We completed an optimized mine plan that resulted in an additional 52 million ore tons that we expect will be processed during the LOM and a reduced strip ratio of 1.50 (from 1.56). Estimated mining unit costs have decreased slightly resulting from improved haul profiles and a reduction in mining equipment fleet requirements.

The process flow sheet has not changed and still considers a process plant capable of processing three streams: Mill 1—whole ore; Mill 2—Atmospheric Alkaline Oxidation (“AAO”); and Mill 3—AAO with tails leach. A reevaluation of the economic benefit of processing an additional 440 million tons through the tails leach (Mill 3 scenario) as compared with the Mill 2 scenario resulted in additional estimated overall ounces and improved economics.

Estimated mill process costs did not change materially on a per unit basis. Total estimated ton weighted costs increased $0.31/ton to $9.14/ton resulting from the processing of the additional 440 million tons through the Mill 3 scenario, which are more than offset by the revenue from additional ounces recovered. The 440 million tons were assumed to be processed through Mill 2 without the benefit of the additional recovery from tails leaching in the prefeasibility study.

	Gold			Silver
	Contained Ounces (000s)	Recovered Ounces (000s)	Recovery (%)	Contained Ounces (000s)	Recovered Ounces (000s)	Recovery (%)
Heap Leach	1,940	1,084	55.9	68,732	10,252	14.9
Mill stream 1	845	509	60.2	35,315	24,323	68.9
Mill stream 2	1,225	849	69.3	19,530	11,682	59.8
Mill stream 3	6,541	4,774	73.0	341,698	296,888	86.9

TOTAL	10,551	7,216	68.4	465,275	343,146	73.8

The estimated recovered ounces differ in the table above as compared to the estimated ounces sold in the life of mine economics. The table above shows the ounces placed and recovered on a going-forward basis only to calculate recovery. The life-of-mine model estimates 266,000 recoverable ounces of gold and 2,127,000 ounces of recoverable silver in the heap leach inventory at January 1, 2015, and also accounts for ounce reductions due to melt loss and non-payable ounces from the refinery.

Economic Analysis

As noted above, the results of the feasibility study indicate an IRR projected to be 28.6% and a NPV projected to be $1.81 billion at a discount rate of 5%, assuming gold and silver prices of $1,300 per ounce and $21.67 per ounce, respectively, and based on the additional assumptions set forth in the table titled “Assumptions used in the feasibility study estimate” below. The estimated initial capital to construct the mill and associated infrastructure is on a go-forward basis and does not include capital spent to date on the mill expansion such as the crushing system, Merrill-Crowe plant, mills, motors and excavation. The cash flow model considers the current heap leach revenue and costs as part of the project, which was developed by us.

The Hycroft mill expansion is projected to generate a significant amount of gold and silver at relatively low adjusted cash costs per ounce. The project, however, is extremely sensitive to metal prices. The following table illustrates the sensitivity of changes to calculated IRR and NPV at 0% and 5% discount rates at various gold and silver prices and based on a constant ratio of the silver price to the gold price of 60:1. Additional sensitivity would result from changes to this ratio.

Metal Prices		After tax NPV[1] (0%)	After tax NPV[1] (5%)	After tax IRR[1]
Au	Ag	Billions	Billions	%
$1,200	$20.00	$2.26	$1.16	19.5
$1,300	$21.67	$3.22	$ 1.81	28.6
$1,400	$23.33	$4.25	$2.48	38.5

[1]	We cannot provide you with any assurance or guarantee that the calculated NPV or IRR values will be achieved. Actual results may vary materially. See also, “Risk Factors—Cost estimates and timing of our Hycroft Mine expansion project is uncertain, which may adversely affect our expected production and profitability” and “Cautionary Note Regarding Forward-Looking Statements” for further discussion of risks associated with the foregoing estimates and calculations.

Assumptions used in the feasibility study estimate

The following assumptions were used in connection with the feasibility study estimates and calculations discussed above:

Parameter	Assumption	Description
Mining years	16 years	150 million tons per year (“mtpy”) by 2017, 200 mtpy by 2021.
Processing years	19 years	Last 3 years are from stockpiles.
Inflation	None—real basis	All projected revenue and costs were assumed to be in January 1, 2015 real terms, with no inflation applied.
Starting basis	January 1, 2015 go-forward	All economic analyses were done on a January 1, 2015, “go-forward” basis.
Capital structure	Unlevered	No debt financing or interest payments were assumed.
Discount rate	5% real	All the NPVs shown in this report were calculated using a discount rate of 5%. Sensitivity analysis has been completed for 0% and 10% discount rates.
Metal prices (base case)	$1,300/oz Au, $21.67/oz Ag (60:1)	Commodity prices were assumed to be constant over the DCF timeframe.
Refining charge	$0.75 per Au and Ag oz	Applied a refining charge of $0.50/oz and a deleterious elements charge of $0.25/oz.
Melt loss	0.5% Au and Ag	Applied to account for melt losses during the refining process.
Payable metal	99.9% Au and 99.0% Ag	Assumptions to arrive at payable metal are based on the current contract with Johnson Matthey.

Subsequent to completion of the October 2014 feasibility study, we and M3 directed our focus on Phase 1 of the mill expansion with the goal of maintaining the throughput rate of Phase 1 of the mill construction while minimizing upfront capital requirements. The capital re-sequencing and optimization exercise indicates that we can begin operation of the first line of the mill for an estimated capital outlay of approximately $768 million, a reduction of 18% from estimated Phase 1 costs that were shown in the feasibility study of approximately $934.5 million. The expected reduction in the Phase 1 capital was achieved by re-sequencing construction of infrastructure and certain components that were previously scheduled to be built in Phase 1, but would not deliver significant cash flow in the current market environment or were not being fully utilized until the full 120,000 tpd mill was operating. A detailed capital cost estimate of the optimized Phase 1 is expected to be completed in early 2015.

The optimized case is based on the same parameters that were developed for the October 2014 feasibility study. Phase 1 of mill construction continues to be anticipated to have a nominal processing capacity of 60,000 tpd with a potential to process up to 70,000 tpd depending on ore hardness. Average annual sales for the combined heap leach and single line mill during the initial five years are anticipated to be 340,000 ounces of gold and 15.1 million ounces of silver at adjusted cash costs per ounce of between $575 and $600. See “Non-GAAP Financial Measures.” We would anticipate that this line would become operational in 2017, subject to our securing the necessary financing.

Operational and Mill Expansion Update—Hycroft

We have previously completed heap leach expansion projects at the Hycroft Mine, which included increasing the mining rate through larger capacity haul trucks, electric rope shovels, and production drills and expanding leach pad operations through increased leach pad size (North leach pad) and additional solution processing capacity (Merrill-Crowe plant). During 2014, the only ongoing heap leach expansion project was the crushing system, which as of June 2014, was operating at a capacity (in terms of throughput) sufficient to support our current heap leach operations. Although we crushed 1.9 million ore tons during the third quarter, as of November 2014, due to declining metal prices, the decision was made to temporarily shut down the crusher. At current metal prices, we believe the incremental benefit from increased recoveries does not exceed the total costs of running the crusher. Going forward, we plan to monitor metal price levels and our mine plan to identify the point at which we would expect increased revenues from crushed ore would considerably exceed the costs of running the crusher. Until such time, we do not expect to utilize the crusher for our heap leach operations.

We are currently working with the crusher manufacturer to resolve an engineering design issue (at no cost to us) on the secondary and tertiary crushers, the solution of which is necessary to increase the crusher’s future capacity (in terms of throughput) to the level required for the mill expansion. As described above, once commenced, the initial phase of the mill expansion requires a 24-month construction period, which we believe provides the crusher manufacturer sufficient time to engineer and implement a solution without disrupting our mill expansion efforts.

During the fourth quarter of 2014, we plan to focus our efforts on mining increased ore tons with ore grades higher than those mined during the first nine months of 2014.

The Offering

The following summary contains basic information about our common stock and this offering.

Issuer	Allied Nevada Gold Corp.

Common stock we are offering	shares, plus shares underlying the warrants we are offering

Warrants we are offering	Warrants to purchase up to shares of common stock. The warrants will be immediately exercisable for $ per share until five years from the date of issuance.

This prospectus supplement also relates to the offering of the shares of our common stock issuable upon exercise of the warrants. There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply for listing of the warrants on any securities exchanges or for inclusion of the warrants in any automated quotation system. See “Description of Securities” on page S-37.

Issue price	$ per share

Common stock to be outstanding after this offering[1]	shares

[1]	The number of shares of common stock that will be outstanding after this offering is based on the 104,438,336 shares outstanding as of November 30, 2014 and excludes 500,000 shares reserved for issuance with respect to options granted under our 2007 Stock Option Plan, 2,328,944 shares issuable upon vesting of the same number of outstanding restricted stock units granted under our Restricted Share Plan and Performance and Incentive Pay Plan, 248,136 shares issuable upon vesting of the same number of deferred phantom units granted under the Deferred Phantom Unit Plan, 380,560 shares issuable upon vesting of the same number of deferred share units granted under the Deferred Share Unit Plan and the shares of common stock issuable upon the exercise of the warrants offered hereby.

Use of Proceeds	We expect the net proceeds of this offering will be approximately $ after deducting placement agent fees and estimated expenses of the offering payable by us, assuming no exercise of the warrants. We intend to use the net proceeds of this offering to fund working capital, and for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Risk factors	See “Risk Factors” beginning on page S-10 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before investing in our securities.

NYSE MKT and TSX symbol	“ANV”

Risk Factors

Any investment in our common stock and warrants involves a high degree of risk. You should carefully consider the risks described below and in the accompany prospectus, and all of the other information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding whether to purchase our common stock and warrants. The risks and uncertainties described below and in the accompanying prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement.

Financial Risks

We will need to raise additional capital but such capital may not be available on favorable terms or at all.

The exploration and development of our properties, including the advancement of the Hycroft Mine mill expansion project, which has an estimated initial capital cost of $1,390 million, and the development of any of our exploration properties, will require significant capital investment. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any of our properties. Any downgrades to our credit ratings could significantly limit our ability to secure new or additional credit facilities, increase our cost of borrowing, reduce the market value of our Notes, and make it difficult or impossible to raise additional capital on favorable terms or at all.

Our primary future cash requirements will be to fund our purchase obligations and sustaining capital expenditures for the Hycroft Mine, make scheduled semi-annual interest payments on our Notes, and make scheduled principal and interest payments on our capital lease and term loan obligations. As of November 30, 2014, we had cash and cash equivalents of $1.3 million, which decreased from our September 30, 2014 balance of $5.8 million, and we also had $12.8 million of unused commitments under our Revolver, a decrease of $45.8 million from the unused commitments as of September 30, 2014. Using current metal price levels and our estimates of future metal sales and costs, unless we take actions to reduce expenses or to find other sources of cash, including asset sales, we currently expect our future net cash used in investing and financing activities (excluding borrowings under our Revolver) during the fiscal year ended December 31, 2015 to exceed our cash flows provided by operating activities during the same period by approximately $50.0 million to $60.0 million. The net proceeds from this offering will be used to help address a portion of this shortfall. Investors are cautioned that management’s expectations regarding our liquidity and capital resources are based on a number of assumptions that we believe are reasonable but could prove to be incorrect. For example, our expectations are based on assumptions regarding commodity price levels, production estimates, anticipated costs and other factors that are subject to a number of risks, many of which are beyond our control. If our assumptions prove to be incorrect, we may require additional financing sooner than we expect to continue to operate our business, which may not be available on favorable terms or at all. See “Use of Proceeds”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2014, we had indebtedness of $543.3 million, including Cdn $400.0 million aggregate principal of Notes outstanding (which have been swapped to $400.4 million at 8.375% through a currency swap agreement) and the remaining being attributed to capital lease and term loan obligations for mobile equipment and security deposit advances for an electric rope shovel. As of November 30, 2014, we had indebtedness of $567.9 million, including $48.0 million in cash borrowings under our Revolver. Subject to the limits contained in the credit agreement governing our Revolver, the indenture governing our Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our high level of debt could:

•	make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•	require a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for and reacting to changes in the industry in which we compete;

•	place us at a disadvantage compared to other, less leveraged competitors; and

•	increase our cost of borrowing.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our debt, and the price of our common stock.

In addition to the indenture governing our Notes, certain of our capital lease obligations and our Revolver contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of nearly all of our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to make scheduled payments on or refinance our debt obligations (if necessary) depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including the market prices of gold and silver. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our Revolver and the indenture governing our Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which in the future may not be guarantors of our indebtedness. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing our Notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

If we cannot make scheduled payments on our debt, we will be in default and holders of our Notes could declare all outstanding principal and interest to be due and payable, the lenders under our Revolver and capital leases could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

The market prices of gold and silver are volatile. A decline in gold and silver prices could result in decreased revenues, decreased net income, increased losses, and decreased cash flows, and may negatively affect our business.

Gold and silver are commodities. Their prices fluctuate and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, central bank activities, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. The prices of gold and silver, as quoted by The London Bullion Market Association on December 1, 2014, December 31, 2013 and 2012, were $1,194.00, $1,201.50 and $1,664.00 per ounce for gold, respectively, and $15.73, $19.50 and $29.95 per ounce for silver, respectively. The prices of gold and silver may decline in the future. A substantial or extended decline in gold or silver prices would adversely impact our financial position, revenues, net income and cash flows, particularly in light of our current strategy of not engaging in hedging transactions with respect to gold or silver. In addition, sustained lower gold or silver prices may:

•	reduce revenues further through production declines due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at the then-prevailing gold or silver price;

•	reduce or eliminate the profit, if any, that we currently expect from ore stockpiles and ore on leach pads;

•	halt, delay, modify, or cancel plans for the construction of a mill for the sulfide ores or the development of new and existing projects (e.g., the recent feasibility study used base case metal assumptions of $1,300 per ounce of gold and $21.67 per ounce of silver, which are higher than the current market prices for these commodities);

•	make it more difficult for us to satisfy and/or service our debt obligations;

•	reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices;

•	cause us to recognize an impairment to the carrying values of mineral properties and long-lived assets; and

•	reduce funds available for exploration with the result that depleted reserves may not be replaced.

The period-end market value of our production–related inventories is determined in part by using period-end prices per gold and silver ounce and is highly sensitive to these inputs. Due to metal price levels at September 30, 2014 and an increase in production costs per gold ounce during the three months ended September 30, 2014, the application of our lower of cost or market accounting policy resulted in a $70.7 million writedown of ore on leach pads. Further declines from metal price levels at September 30, 2014 or an increase in production costs could result in additional inventory writedowns.

Similarly, although we crushed 1.9 million ore tons during the third quarter of fiscal 2014, we made a decision in November 2014 to temporarily shut down the crusher due to declining metal prices. At current metal prices, we believe the incremental benefit from increased recoveries does not exceed the total costs of running the crusher. If metal prices do not improve, we do not plan to utilize the crusher for our heap leach operations.

We do not currently use forward sale or other significant hedging arrangements to protect against gold and silver prices and commodity prices (other than related to a portion of our diesel costs from time to time) and, as a result, our operating results are exposed to the impact of any significant decrease in the price of gold or silver or any significant increase in commodity prices.

We do not currently enter into forward sales or other significant hedging arrangements to reduce the risk of exposure to volatility in metal and commodity prices (except for a portion of our diesel costs). Accordingly, our future operations are exposed to the impact of any significant decrease in gold or silver prices and any significant increase in commodity prices (except for a portion of our diesel costs). If such prices adversely change significantly, we will realize reduced revenues and increased costs.

The terms of the indenture governing our Notes and the credit agreement governing our Revolver will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture governing our Notes and the credit agreement governing our Revolver contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	make capital expenditures for the mill expansion;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our Revolver require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under the indenture governing our Notes or under the credit agreement governing our Revolver could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies, including our capital lease obligations and any amounts owed pursuant to the cross currency swaps. In addition, an event of default under the credit agreement governing our Revolver would permit the lenders under our Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Revolver, those lenders could proceed against the collateral granted to them to secure that indebtedness and any amounts owed pursuant to the cross currency swaps. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

Our liquidity and financial position may be negatively impacted by movements in foreign exchange rates.

In January 2014, we began being required to fully collateralize any mark-to-market liability position for 22% of the Notes cross currency swap with cash, letters of credit, or a combination of the two. As of September 30, 2014, we had remitted $0.5 million of cash and issued $11.4 million of financial letters of credit to collateralize the mark-to-market liability position of 22% of the cross currency swap. Fluctuations in the Canadian dollar to U.S. dollar exchange rate could further reduce the capacity we have available under our Revolver if additional collateral is posted with letters of credit or reduce our liquid assets if further collateral is posted with cash and cash equivalents.

Operational and Development Risks

The estimation of the ultimate recovery of gold and silver from the Hycroft Mine, although based on standard industry sampling and estimating methods, is subjective. The Company’s results of operations, liquidity, and financial position may be negatively impacted if actual recoveries are lower than initial estimations.

Our Hycroft Mine utilizes the heap leach process to extract gold and silver from ore. The heap leach process extracts gold and silver by placing ore on an impermeable pad and applying a dilute cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes. We use several integrated steps in the process of extracting gold and silver to estimate the metal content of ore placed on the leach pad. Although we refine our estimates as appropriate at each step in the process, the final amounts are not determined until a third-party smelter refines the doré and/or metal-laden carbon and determines the final ounces of gold and silver available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate. Due to the complexity of the estimation process and the number of steps involved, among other things, actual recoveries can vary from estimates, and the amount of the variation could be significant and could have a material adverse impact on our financial condition and results of operations.

Each of these factors not only applies to our current and future operations at the Hycroft Mine, but also will apply to any future development of other properties not yet in production. In the case of mines that we may develop in the future, we will not have the benefit of actual experience in our estimates with respect to those mines, and there is a greater likelihood that actual results will vary from the estimates.

Reserve and other mineralized material calculations are estimates only, and are subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process.

The calculation of mineral reserves, other mineralized material and grades are estimates and depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineralized material, and corresponding grades. Until mineral reserves and other mineralized materials are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and other mineralized materials may vary depending on metal prices, which largely determine whether mineral reserves and other mineralized materials are classified as ore (economic to mine) or waste (uneconomic to mine). A decline in metal prices may result in previously reported mineral reserves (ore) becoming uneconomic to mine (waste). Our current reserve estimates were calculated using a $1,200 per ounce gold price and $20 per ounce silver price. A material decline in the current price of these commodities could require a reduction in our reserve estimates. Any material change in the quantity of mineral reserves, other mineralized materials, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, we can provide no assurance that gold recoveries or other metal recoveries experienced in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Cost estimates and timing of our Hycroft Mine expansion project is uncertain, which may adversely affect our expected production and profitability.

The capital expenditures and time required to develop and explore the Hycroft Mine (and any of our exploration properties not currently contemplated), are considerable and changes in costs, construction schedules, commodity prices and other factors can adversely affect project economics and expected production and profitability. There are a number of factors that can affect costs and construction schedules and result in our assumptions and estimates about the anticipated benefits of a project being incorrect, including, among others:

•	changes in input commodity prices and labor costs;

•	availability and terms of financing;

•	availability of labor, energy, transportation, equipment, and infrastructure;

•	changes in anticipated tonnage, grade and metallurgical characteristics of the ore to be mined and processed;

•	recovery rates of gold and silver from the ore;

•	difficulty of estimating construction costs over a period of years;

•	delays in completing any environmental review or in obtaining environmental or other government permits;

•	fluctuations in currency exchange rates;

•	weather and severe climate impacts; and

•	potential delays related to social and community issues.

We currently recover gold and silver from oxide and transitional ores at the Hycroft Mine through our heap leach operations. In October 2014, M3, in association with us, completed a feasibility study for a mill expansion which confirmed the results of an earlier prefeasibility study. The construction of a mill at Hycroft would allow us to recover metals contained in additional transitional (mill) and the sulfide (mill) ores. However, it is important to note that the economic parameters described in a feasibility study include a number of assumptions and estimates that could prove to be incorrect. We use a feasibility study to make a reasoned determination of whether to proceed with a project and to support the required financing for a project but investors should not assume that the economic analysis contained in a feasibility study is a guarantee of future performance or that the estimated NPV or IRR values will be achieved. Actual results may differ materially. In particular, the processing of sulfide ore and additional transitional ore at the Hycroft Mine, if it is to occur, is uncertain and, therefore, the costs and timing of the commencement of sulfide and additional transitional operations at the Hycroft Mine could vary greatly from our estimates.

We may not achieve our production and/or sales estimates and our costs may be higher than our estimates, thereby reducing our cash flows and negatively impacting our results of operations.

We prepare estimates of future production, sales, and costs for our operations. We develop our estimates based on, among other things, mining experience, reserve and other mineralized material estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. All of our estimates are subject to numerous uncertainties, many of which are beyond our control. Our actual production and/or sales may be lower than our estimates and our actual costs may be higher than our estimates, which could negatively impact our cash flows and results of operations. For example, in November 2014, we announced that we were reducing our 2014 full year metal sales estimates from 230,000 to 250,000 ounces of gold to 220,000 to 230,000 ounces of gold as we mined through lower grade ore and waste in the third quarter of fiscal 2014 to open up new mining areas for the 2015 mine plan, which reduced our gold production. On December 5, 2014, we announced that we were reducing our full year metal sales estimates again from 220,000 to 230,000 ounces of gold to 210,000 to 220,000 ounces of gold. While we believe that our estimates are reasonable at the time they are made, actual results will vary and such variations may be material. These estimates are necessarily speculative in nature, and it may be the case that one or more of the assumptions underlying such projections and estimates may not materialize. Investors in our common stock are cautioned not to place undue reliance on the projections and estimates set forth in this prospectus supplement, the accompanying prospectus or any document incorporated by reference.

Our gold and silver production may decline, reducing our revenues and negatively impacting our business.

Our future gold and silver production may decline as a result of an exhaustion of reserves, the inability to process existing sulfide ores, and possible closure of mines. It is our business strategy to conduct gold and silver exploratory activities at the Hycroft Mine; however, if we cannot expand and/or replace oxide ore reserves or complete expansion projects that would allow us to process sulfide reserves, our revenues from the sale of gold and silver may decline, negatively affecting our results of operations or the duration in which we are able to operate. We can provide no assurance that our gold and silver production in the future will not decline.

A shortage of equipment and supplies and/or the time it takes such items to arrive at our Hycroft Mine could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining, exploration, and development operations. The shortage of such supplies, equipment and parts and/or the time it takes such items to arrive at our Hycroft Mine could have a material adverse effect on our ability to carry out our operations, develop our properties, and complete expansion projects and therefore limit or increase the cost of production. Such shortages could also result in increased construction costs and cause delays in expansion projects.

Changes in the cost or supply of energy or commodities used in operations may adversely affect the profitability of our operations and our financial condition.

Our mining operations and exploration activities are intensive users of energy. Our principal energy sources are electricity and diesel fuel. We rely upon third parties for our supply of energy resources consumed in our mining and exploration activities. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially and adversely affect our results of operations and financial condition.

Disruptions in the supply of our energy resources could temporarily impair our ability to produce gold and silver or delay any expansion projects or plans. Some of our mining operations and exploration projects are in remote locations requiring the building of power lines and long distance transmission of power. A disruption in the transmission of energy, inadequate energy transmission infrastructure or the termination of any of our energy supply contracts could interrupt our energy supply and adversely affect our operations or expansion projects.

Our production costs are also affected by the prices of commodities we consume or use in our operations, such as diesel fuel, lime, sodium cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in our mining and production activities could materially and adversely affect our results of operations and financial condition.

We face intense competition in the mining industry.

The mining industry is intensely competitive. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we compete with other mining companies in the recruitment and retention of qualified managerial and technical employees and in acquiring attractive mining claims. If we are unable to successfully attract and retain qualified employees, our exploration and development programs may be slowed down or suspended, which may adversely impact our growth, development, financial condition and results of operations.

Our reliance on third party contractors and consultants to conduct a significant portion of our operations and construction projects exposes us to risks.

We contract and engage third party contractors and consultants for a portion of our operations and for our construction projects, including the crushing facility and the mill expansion project at the Hycroft Mine. As a result, our operations and construction projects are subject to a number of risks, some of which are outside our control, including:

•	negotiating agreements with contractors and consultants on acceptable terms;

•	the inability to replace a contractor or consultant and their operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor or consultant;

•	failure of a contractor or consultant to perform under their agreement or disputes relative to their performance;

•	interruption of operations or increased costs in the event that a contractor or consultant ceases their business due to insolvency or other unforeseen events;

•	failure of a contractor or consultant to comply with applicable legal and regulatory requirements, to the extent they are responsible for such compliance; and

•	problems of a contractor or consultant with managing their workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors or consultants. The occurrence of one or more of these risks could decrease our gold and silver production, increase our costs, delay expansion projects, and adversely affect our results of operations and financial position.

We cannot be certain that our future exploration and development activities will be commercially successful.

Substantial expenditures are required to further explore our Hycroft Mine and any of our exploration properties, to establish reserves and other mineralized material through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties or the expansion of our existing projects, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot provide assurance that any reserves or other mineralized material discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. A number of factors, including costs, actual mineralization, consistency and reliability of ore grades and commodity prices, affect successful project development. The efficient operation of processing facilities, the existence of competent operational management, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development. There can be no assurance that our exploration and development programs, including the advancement of the Hycroft Mine oxide operation and the mill expansion project, will result in economically viable mining operations or yield new mineral reserves or other mineralized material.

Mining development, exploration, and processing operations pose inherent risks and costs that may negatively impact our business.

Mining development, exploration, and processing operations involve many hazards and uncertainties, including, among others:

•	unusual and unexpected rock formations or water conditions;

•	seismic activity;

•	metallurgical or other processing problems;

•	ground or slope failures;

•	industrial accidents;

•	environmental contamination or leakage;

•	fires;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	organized labor disputes or work slow-downs;

•	mechanical equipment failure and facility performance problems; and

•	the availability of critical materials, equipment and skilled labor.

These occurrences could result in damage to, or destruction of, our properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, increased production costs, asset write downs, monetary losses and legal liability, any of which could have an adverse effect on our results of operations and financial condition and adversely affect our projected development and production estimates.

We may be adversely affected by challenges relating to slope stability.

Our open pit mines get deeper as we mine them, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, renewal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated reserves. We have taken actions in order to maintain slope stability, but we cannot provide any assurances that we will not have to take additional action in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.

The sale of our mineral properties and suspension of acquisition and exploration activities greatly limit our ability to generate new reserves or identify other mineralized materials to replace or expand our current reserves.

Because mines have limited lives based on proven and probable ore reserves, we are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult and speculative. From time to time we may sell mineral properties we own, such as our second quarter of 2014 sale of a 75% controlling interest in our Hasbrouck, Three Hills and Esmerelda County exploration properties, which greatly limits our ability to develop or grow our reserves or identify other mineralized materials. As a result, our revenues from the future sale of gold and silver may decline, resulting in lower income and reduced growth. Further, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold and silver. Although we have currently suspended our acquisition and exploration activities, if or when those activities are resumed, we will face competition from many of these companies that have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties or interests therein on terms we consider acceptable.

Our insurance may not cover all of the risks associated with our business.

The mining business is subject to risks and hazards, including construction risks, environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, slide-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Insurance fully covering many of these risks is not generally available to us and if it is, we may elect not to obtain it because of the high premium costs or commercial impracticality. We do not currently carry business interruption insurance and have no plans to obtain such insurance in the future. Any liabilities that we incur for these risks and hazards could be significant and could adversely affect results of operation, cash flows and financial condition.

Environmental, Compliance, and Regulatory Risks

Environmental regulations could require us to make significant expenditures or expose us to potential liability.

To the extent we become subject to environmental liabilities, the payment of such liabilities or the costs that we may incur, including costs to remedy environmental pollution, would reduce funds otherwise available to us and could have a material adverse effect on our financial condition, results of operations, and liquidity. If we are unable to fully remedy an environmental violation or release of hazardous substances, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy or corrective action. The environmental standards that may ultimately be imposed at a mine site can vary and may impact the cost of remediation. Actual remedial costs may exceed the financial accruals that have been made for such remediation. The potential exposure may be significant and could have a material adverse effect on our financial condition and results of operations.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property or natural resources and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, remediation costs, penalties, injunctive relief and other civil and criminal sanctions. Substantial costs and liabilities, including those required to restore the environment after the closure of mines, are inherent in our operations. Although we believe that we are in substantial compliance with applicable laws and regulations, we cannot provide any assurance that any such law, regulation, enforcement or private claim will not have a negative effect on our business, financial condition or results of operations.

Our exploration and development operations are subject to extensive environmental regulations, which could result in the incurrence of additional costs and operational delays.

All phases of our operations are subject to extensive federal and state environmental regulation, including those enacted under the following laws:

•	Comprehensive Environmental Response, Compensation, and Liability Act;

•	The Resource Conservation and Recovery Act;

•	The Clean Air Act;

•	The National Environmental Policy Act;

•	The Clean Water Act; and

•	The Safe Drinking Water Act.

These environmental regulations require us to obtain various operating permits, approvals and licenses and also impose standards and controls relating to exploration, development and production activities. For instance, we are required to hold a Nevada Reclamation Permit with respect to the Hycroft Mine. This permit mandates concurrent and post-mining reclamation of mines and requires the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. We have set up a provision for our reclamation bond at the Hycroft Mine. Compliance with this and other federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for investigation or cleanup of hazardous substances, payment of penalties for non-compliance or discharge of pollutants, and post-mining closure, reclamation and bonding, all of which could have an adverse impact on our financial performance and results of operations.

Compliance with current and future government regulations may cause us to incur significant costs.

Our operations are subject to extensive federal and state legislation governing matters such as mine safety, occupational health, labor standards, prospecting, exploration, production, exports, toxic and hazardous substances, explosives, management of natural resources, price controls, land use, water use, air emissions, waste disposal, environmental review and taxes. Compliance with this and other legislation could require us to make significant financial outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on our financial position, results of operations, and liquidity. We cannot make assurances that we will be able to adapt to these regulatory developments on a timely or cost-effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions, including possible shut-downs of the Hycroft Mine or future operations, as applicable.

Changes in environmental regulations could adversely affect our cost of operations or result in operational delays.

The regulatory environment in which we operate is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. New environmental laws and regulations or changes in existing environmental laws and regulations could have a negative effect on exploration activities, operations, production levels and methods of production.

We can provide no assurance that future changes in environmental laws and regulations will not adversely affect our current operations or future projects. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Our operations are subject to numerous governmental permits that are difficult to obtain and we may not be able to obtain or renew all of the permits we require, or such permits may not be timely obtained or renewed.

In the ordinary course of business we are required to obtain and renew governmental permits for our operations, including in connection with our mining and exploration plans at the Hycroft Mine and our exploration properties. We also need additional governmental permits in order to complete our expansion of the Hycroft Mine operations, including without limitation, permits to construct the tailings impoundment and allow mining below the water table. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving costly undertakings by us. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the permitting authority and intervention by third parties in any required environmental review. We may not be able to obtain or renew permits that are necessary to our operations on a timely basis or at all, and the cost to obtain or renew permits may exceed our estimates. Failure to comply with the terms of our permits may result in injunctions, fines, suspension or revocation of permits and other penalties. We can provide no assurance that we have been, or will at all times, be in full compliance with all of the terms of our permits or that we have all required permits. The costs and delays associated with compliance with these permits and with the permitting process could delay or stop us from executing our Hycroft Mine expansion project, proceeding with the operation or development of a property or increase the costs of development or production and may materially adversely affect our business, results of operations or financial condition.

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause us to lose our rights in mineral properties and jeopardize our business operations.

Our mineral properties consist of private mineral rights, leases covering private lands, leases of patented mining claims and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims located on lands administered by the U.S. Bureau of Land Management (“BLM”), Nevada State Office to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record. We believe a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, and this uncertainty is inherent in the mining industry.

The present status of our unpatented mining claims located on public lands allows us the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. We also are generally allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1994, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the Federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1994, through federal legislation restricting the BLM from accepting any new mineral patent applications. If we do not obtain fee title to our unpatented mining claims, we can provide no assurance that we will be able to obtain compensation in connection with the forfeiture of such claims.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing production, exploration and development programs.

Legislation has been proposed that could, if enacted, significantly affect the cost of our operations on our unpatented mining claims or the amount of Net Proceeds of Mineral Tax we pay to the state of Nevada.

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. A majority of our mining claims are on unpatented claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of our unpatented mining claims and the economics of our existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

We pay Net Proceeds of Mineral Tax (“NPT”) to the state of Nevada on up to 5% of net proceeds generated from our Hycroft Mine. Net proceeds are calculated as the excess of gross yield over direct costs. Gross yield is determined as the value received when minerals are sold, exchanged for anything of value or removed from the state. Direct costs generally include the costs to develop, extract, produce, transport and refine minerals. From time to time Nevada legislators introduce bills which aim to increase the amount of NPT mining companies operating in the state pay. If legislation is passed that increases the NPT we pay to the state of Nevada our business, results of operations, and cash flows could be negatively impacted.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation.

Climate change could have an adverse impact on our cost of operations.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These climate changes may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of production at our mines and adversely affect the financial performance of our operations.

Risks Related to this Offering

Although we currently expect to raise gross proceeds of up to $         million in the offering, there is no certainty that such financing will be available.

Although we currently expect to raise gross proceeds of up to $         million in the offering, there is no certainty that such financing will be available in such amounts, or at all. While the placement agents have agreed to use their reasonable best efforts to sell such securities, the placement agents will not be obligated to purchase any securities that are not sold. In addition, as a result of the offering being made on a best efforts basis with no minimum, we may raise substantially less than the maximum total offering amounts currently contemplated.

The market price of our shares may fluctuate widely.

During 2014 up through the date of this prospectus supplement, our common stock price per share closed as high as $6.39 and as low as $0.86. We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control including, but not limited to:

•	fluctuations in the price of gold and silver;

•	announcements by us or competitors of significant acquisitions or dispositions;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the shares of other companies in the resource sector;

•	changes in general economic and/or political conditions;

•	the arrival or departure of key personnel;

•	decreases in production and/or sales;

•	increase in cash costs per ounce of gold produced

•	delays in or the deferring of construction or expansion projects; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. The trading price of our common stock could fall below the exercise price of the warrants, in which case they may have no value.

Future sales of our common stock in the public or private markets could adversely affect the trading price of our common stock, our ability to raise funds in new stock offerings, or the dilution of our already issued and outstanding common stock.

Future sales of substantial amounts of our common stock or equity-related securities in the public or private markets, including sales of the common stock issuable upon exercise of the warrants offered hereby, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. As of November 30, 2014, 104,438,336 shares of our common stock were outstanding. We cannot predict the effect, if any, that future sales of our common stock, or the perception that such sales could occur, will have on the trading price of our common stock. Further, the issuance of additional equity securities or securities convertible into equity securities or the exercise of the warrants offered hereby would result in dilution to our existing shareholders’ equity ownership.

There is no public market for the warrants to purchase common stock in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any securities exchange or for inclusion of the warrants in any automated quotation system. Without an active market, the liquidity of the warrants will be limited. In addition, in the event the price of our common stock does not exceed the per share exercise price of the warrants during the period when the warrants are exercisable, the warrants will not have any value.

Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire our common stock.

Until holders of the warrants acquire shares of our common stock upon exercise of the warrants, subject to certain limited exceptions regarding subsequent rights offerings and pro rata distributions, holders of the warrants will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock and, subject to certain exceptions, we have agreed to restrictions against paying dividends in the indenture governing our Notes and in our credit agreement governing the Revolver. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. Our board of directors retains the discretion to change this policy at any time.

Anti-takeover provisions in our organizational documents and under Delaware law could make a third party acquisition of us difficult.

Our amended and restated certificate of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of our board of directors to designate the terms of and issue new series of preferred stock and the ability of our board of directors to amend the bylaws without stockholder approval. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless certain specific requirements are met as set forth in Section 203. Collectively, these provisions could make a third party acquisition of us difficult or could discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them.

Our management has broad discretion over the use of the net proceeds it receives in this offering, as well as over the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the offering. The actual amount that we spend in connection with any of the intended use of proceeds may vary significantly. We may use the net proceeds of the offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer. See “Use of Proceeds” for a more detailed description of how our management currently plans to use the proceeds from this offering.

General and Other Risks

If we lose key personnel or are unable to attract and retain additional personnel, we may be unable to develop our business.

Our development in the future will be highly dependent on the efforts of key management employees, specifically, Robert Buchan, our Executive Chairman, Randy Buffington, our Chief Executive Officer, Stephen Jones, our Executive Vice President and Chief Financial Officer, and other key employees that we may hire in the future. Although we have entered into employment agreements with Mr. Buffington and Mr. Jones, we do not have and currently have no plans to obtain key man insurance with respect to any of our key employees. As well, we will need to recruit and retain other qualified managerial and technical employees to build and maintain our operations. If we are unable to successfully recruit and retain such persons, our development and growth could be significantly curtailed.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at Allied Nevada. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to our board of directors (and any applicable committees), should abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Joint ventures and other partnerships may expose us to risks.

In the future, we may enter into joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constituting documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, we may be unable to exert control over strategic decisions made in respect of such properties, including our existing joint venture at our Maverick Springs property where we are a minority (45%) owner, the Hasbrouck and Three Hills properties where we have an option to retain a 25% ownership interest, or any future joint ventures which we may become party to. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, and cash flows.

We are currently, and in the future may be, subject to legal proceedings.

Due to the nature of our business, we may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

We are currently the subject of several purported securities class-action lawsuits in the United States and Canada, which allege that we made false and misleading statements in our public disclosures to induce the purported class members to purchase our securities at artificially inflated prices. We dispute the claims and intend to contest the actions vigorously. While we do not believe, based on currently available information, that contingencies related to these lawsuits will have a material adverse affect on our financial statements, litigation is inherently uncertain and there can be no assurance that these proceedings will be resolved in our favor. Regardless of the outcome, such litigation could have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our employees, on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, and damage our reputation, which could adversely affect our business.

Use of Proceeds

We estimate that the net proceeds from the sale of the securities offered by this prospectus supplement, assuming we sell all of the securities we are offering, after deducting the placement agent fees and the estimated offering expenses payable by us in connection with this offering, will be approximately $        . This amount does not include the proceeds, if any, that we may receive in connection with any exercise of the warrants issued in this offering.

We intend to use the net proceeds to fund working capital, and for general corporate purposes.

Our actual use of the net proceeds may vary depending on our operating and capital needs from time to time. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. See “Risk Factors—Risks related to this offering—Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them” in this prospectus supplement.

Pending the use of the proceeds described above, we may invest all or portion of the proceeds of this offering in short-term deposits, including bankers acceptances and short term, high quality, interest bearing corporate, government-issued or government-guaranteed securities or money market funds.

Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis to give effect to this offering, assuming no exercise of the warrants offered hereby.

You should read the following table in conjunction with the section of this prospectus supplement titled “Use of Proceeds,” and the section entitled “Management’s Discussion and Analysis of Financial Position and Results of Operations” included in our most recent Quarterly Report on Form 10-Q and our condensed consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

	As of September 30, 2014
(in thousands)	Actual	As Adjusted
Cash and cash equivalents[1]	$5,799	$

Restricted cash[2]	48,140		48,140

Indebtedness:
Revolving credit facility[3]	5,000		5,000
Current capital lease and term loan obligations[4]	53,366		53,366
Non-current capital lease and term loan obligations	110,284		110,284
Term and security deposit loan[5]	17,791		17,791
8.75% Senior Notes due 2019[6]	356,881		356,881

Total indebtedness	543,322		543,322
Total stockholders’ equity[1]	726,908

Total capitalization	$1,270,230	$

As of November 30, 2014, we had cash and cash equivalents of $1.3 million, and we also had $12.8 million of unused commitments under our Revolver.

[1]	The adjustments to Cash and cash equivalents and Total stockholders’ equity reflect the gross proceeds from the securities offered, reduced by the placement agent fees and the estimated offering expenses payable by us.
[2]	As of September 30, 2014, our restricted cash consisted of $38.1 million in asset retirement obligation surety bonds and $10 million held pursuant to our Revolver.
[3]	As of September 30, 2014, there was $5.0 million in cash borrowings and $11.4 million of financial letters of credit outstanding under our revolving credit facility. As of September 30, 2014, we had $58.6 million available to be borrowed under our revolving credit facility.
[4]	As of September 30, 2014, included borrowings of $8.9 million for mine equipment included in Assets held for sale.
[5]	Entire borrowing was attributable to the third rope shovel which was included in Assets held for sale.
[6]	Effective interest rate of 8.375% after cross currency swap.

Price Range of Common Stock

Our common stock is listed on the NYSE MKT and the TSX under the symbol “ANV.” The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported on the NYSE MKT and TSX.

		NYSE MKT ($)		Toronto Stock Exchange (Cdn$)
		High	Low	High	Low
2014	4th Quarter (through December 2, 2014)	3.42	0.85	3.82	0.96
	3rd Quarter	4.06	2.92	4.34	3.24
	2nd Quarter	4.50	2.61	4.96	2.86
	1st Quarter	6.70	3.65	7.42	3.87

2013	4th Quarter	5.09	3.01	5.25	3.20
	3rd Quarter	7.50	3.54	7.58	3.66
	2nd Quarter	16.65	5.40	16.77	5.66
	1st Quarter	31.31	15.65	31.00	15.91

2012	4th Quarter	41.02	28.00	40.15	28.16
	3rd Quarter	39.93	24.70	39.14	25.01
	2nd Quarter	33.91	23.69	33.68	23.96
	1st Quarter	38.62	29.93	38.50	29.71

On December 5, 2014, the closing price for our common stock was $1.42 per share on the NYSE MKT and Cdn$1.58 per share on the TSX.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our common stock and warrants acquired in this offering. This discussion is for general information only and does not address all U.S. federal income tax matters that may be relevant to a particular holder of our common stock or warrants in light of its particular circumstances. This summary does not address any state, local, non-U.S., alternative minimum tax or other U.S. federal tax (e.g., estate or gift tax) consequences of the ownership and disposition of our common stock or warrants to purchase our common stock.

For purposes of this summary, a U.S. Holder is a beneficial owner of our common stock or warrants to purchase our common stock that is a U.S. person and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has validly elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

For purposes of this summary, a Non-U.S. Holder is a beneficial holder of our common stock or warrants to purchase our common stock that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock or warrants to purchase our common stock, the tax treatment of a partner or member of such entity will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Partners of partnerships or members of other entities treated as partnerships that hold our common stock or warrants to purchase our common stock should consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, all as in effect on the date hereof, and changes to any of which subsequent to the date of this Supplement may affect the tax consequences described herein, possibly on a retroactive basis. No rulings have been or will be sought from the Internal Revenue Service (the “IRS”) regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below. This summary applies only to holders that hold our common stock or warrants to purchase our common stock as a capital asset (generally, property held for investment purposes). Except as specifically discussed below, this summary does not address the consequences that may apply to a holder of our common stock or warrants to purchase our common stock that is entitled to the benefits of an income tax treaty between the U.S. and such holder’s country of residence.

This summary is for general guidance only and does not address the U.S. federal income tax consequences applicable to certain categories of holders of our common stock or warrants to purchase our common stock who are subject to special rules under U.S. federal income tax law, including, but not limited to:

•	brokers;

•	dealers in securities or foreign currencies;

•	holders that elect to use a mark-to-market method of accounting for their securities holdings or our common stock;

•	former citizens or long-term residents of the U.S.;

•	tax-exempt organizations;

•	banks, financial institutions, insurance companies, or mutual funds;

•	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	real estate investment trusts, regulated investment companies, or S corporations;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who hold an interest in an entity that holds our common stock or warrants;

•	persons who have a “functional currency” other than the U.S. dollar;

•	persons who hold our common stock or warrants as part of a straddle, hedge, conversion transaction, or other risk management transaction;

•	persons deemed to sell our common stock or warrants under the constructive sale provisions of the Code;

•	persons that acquired our common stock or warrants, or options to acquire such stock, in a compensation transaction; and

•	persons who hold 5% or more of Allied Nevada’s equity (by vote or value) directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business, or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Each holder of our common stock or warrants should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such holder in its particular circumstances.

Allocation of Purchase Price of our Common Stock and Warrants to Purchase our Common Stock

There is no authority addressing the treatment, for U.S. federal income tax purposes, of an acquisition of common stock and warrants on terms similar to those in this offering, and, therefore, that treatment is not entirely clear. The acquisition of our common stock and warrants should be treated for U.S. federal income tax purposes as the acquisition of one share of our common stock and one warrant to acquire one-half of one share of our common stock. Each holder of our common stock and warrants must allocate the purchase price paid by such holder for our common stock and warrants between the share of common stock and the warrant based on their respective relative fair market values. A holder’s initial tax basis in the common stock and warrants should equal the portion of the purchase price allocated thereto.

The foregoing treatment of the common stock and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address the allocation of purchase price between common stock and warrants in similar offerings, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local and any foreign tax consequences of an investment in our common stock and warrants. Unless otherwise stated, the following discussions are based on the assumption that the characterization of the common stock and warrants and the allocation described above are accepted for U.S. federal tax purposes.

Tax Consequences to U.S. Holders

Ownership of Our Common Stock

Distributions

A U.S. Holder that receives a distribution, including a deemed distribution, with respect to our common stock will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common stock and thereafter as a gain from the sale or exchange of such common stock (see “Tax Consequences to U.S. Holders—Ownership of Our Common Stock—Sale or Other Taxable Disposition,” below).

Sale or Other Taxable Disposition

A U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and such U.S. Holder’s adjusted tax basis in the common stock at the time of the disposition. Any such capital gain or loss will be long-term capital gain or loss if the common stock has been held by the U.S. Holder for more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Ownership of Warrants

Exercise of Warrants

A U.S. Holder generally will not be required to recognize taxable gain or loss upon exercise of a warrant, except with respect to cash received in lieu of a fractional share, the treatment of which is described below. The U.S. Holder’s tax basis in our common stock received upon the exercise of warrants generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the warrants (i.e., the portion of the U.S. Holder’s purchase price for the common stock and warrants that is allocated to the warrant, as described above under “—Allocation of Purchase Price of our Common Stock and Warrants to Purchase our Common Stock”) and the exercise price. The U.S. Holder’s holding period for the common stock received upon exercise of the warrants will begin on the date of exercise of the warrants and will not include the period during which the U.S. Holder held the warrants.

Cash received in lieu of a fractional share of common stock upon exercise of a warrant will be treated as a payment in exchange for such fractional share deemed to be received by the U.S. Holder on conversion, and generally should result in capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s adjusted tax basis allocable to the fractional share. Such gain or loss would generally be treated as short-term capital gain or loss. As mentioned above, the deductibility of capital losses is subject to certain limitations.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of warrants into warrant shares. The U.S. federal income tax treatment of a cashless exercise of warrants into warrant shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

Sale, Exchange or Other Taxable Disposition of a Warrant

Upon a sale, taxable exchange (other than by exercise), or other taxable disposition of a warrant, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition and (ii) the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant, as described above under “—Allocation of Purchase Price of our Common Stock and Warrants to Purchase our Common Stock”). Such gain or loss would generally be treated as long-term capital gain or loss if the warrant was held by the U.S. Holder for more than one year at the time of such disposition. As mentioned above, the deductibility of capital losses is subject to certain limitations.

Lapse

Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to its adjusted tax basis in the warrant. Any such loss should be a capital loss. As mentioned above, the deductibility of capital losses is subject to certain limitations.

Deemed Dividends

A U.S. Holder of a warrant in certain circumstances may be treated as having received a deemed distribution from us, which may result in the inclusion of ordinary dividend income. Such a deemed distribution could occur if we make certain adjustments, or fail to make certain adjustments, to the number of shares of common stock underlying the warrant to be issued upon the exercise of a warrant or to the exercise price. Any deemed distribution will be taxable as a dividend, return of capital or capital gain to the extent thereof as described below under “—Tax Consequences to U.S. Holders—Ownership of Our Common Stock—Distributions.” Generally, a U.S. Holder’s adjusted tax basis in a warrant will be increased to the extent any such deemed distribution is treated as a dividend. U.S. Holders should consult their own tax advisors on the impact a deemed distribution may have on their holding period in the warrants.

Backup Withholding and Information Reporting

We are required to furnish to U.S. Holders of our common stock and warrants, other than exempt holders, and to the IRS, information with respect to dividends on our common stock. A U.S. Holder may be subject to backup withholding with respect to dividends on our common stock, or with respect to proceeds received from a disposition of our common stock or the warrants. Certain U.S. Holders generally are not subject to backup withholding. Each U.S. Holder is subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder (1) fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that such U.S. Holder has failed to report properly payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that such U.S. Holder has furnished a correct TIN and that the IRS has not notified such U.S. Holder that such U.S. Holder is subject to backup withholding. A U.S. Holder is entitled to credit any amounts withheld under the backup withholding rules against such U.S. Holder’s federal income tax liability which may entitle such U.S. Holder to a refund provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences to Non-U.S. Holders

Ownership of Our Common Stock

Distributions

Distributions made with respect to our common stock generally will be treated as dividend income to the extent of the current or accumulated earnings and profits of Allied Nevada. To the extent that a distribution exceeds the current and accumulated earnings and profits of Allied Nevada, such distribution will be treated (i) as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in its shares of our common stock and (ii) thereafter, as gain from the sale or exchange of such shares.

Dividends paid to a Non-U.S. Holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish a valid IRS Form W-8BEN, in the case of individuals, or a W-8BEN-E, in the case of entities, (or other applicable form) certifying such holder’s qualification for the reduced rate. This certification must be provided prior to the payment of dividends and may be required to be updated periodically. Non-U.S. Holders that do not timely provide the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding possible entitlement to benefits under a tax treaty.

If a Non-U.S. Holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the Non-U.S. Holder will be exempt from withholding of U.S. federal income tax. To claim the exemption, the Non-U.S. Holder must furnish a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a 30% rate or such lower rate specified by an applicable tax treaty. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Ownership of Warrants

Exercise of Warrants

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders—Ownership of Warrants—Exercise of Warrants” above, although with respect to the receipt of cash in lieu of a fractional share, the consequences would be similar to those described below in “Tax Consequences to Non-U.S. Holders—Dispositions of our Common Stock and Warrants.”

Lapse

A holder who allows a warrant to lapse or expire without being exercised will be treated as having disposed of the warrant in a taxable exchange on the date of expiration. (See “Tax Consequences to Non-U.S. Holders—Dispositions of our Common Stock and Warrants” below.)

Deemed Dividends

A holder of a warrant may, under certain circumstances, be treated as having received a deemed distribution from us, which may result in the inclusion of ordinary dividend income. Such a deemed distribution could occur if we make certain adjustments, or fail to make certain adjustments, to the number of shares of common stock underlying the warrant to be issued upon the exercise of a warrant or to the exercise price. Any deemed distribution will be taxable as a dividend, return of capital or capital gain to the extent thereof as described above under “—Tax Consequences to Non-U.S. Holders—Ownership of Our Common Stock—Distributions.” Generally, a holder’s adjusted tax basis in a warrant will be increased to the extent any such deemed distribution is treated as a dividend. Non-U.S. Holders should consult their own tax advisors on the impact a deemed distribution may have on their holding period in the warrants.

Dispositions of our Common Stock and Warrants

A Non-U.S. Holder that sells, exchanges or otherwise disposes of our common stock or warrants to purchase our common stock in a taxable disposition generally will not be subject to U.S. federal income or withholding tax on any gain resulting from the disposition of such shares unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a U.S. permanent establishment;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	in the case of a disposition of our common stock, Allied Nevada is or has been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of common stock; provided that, as long as our common stock is regularly traded on an established securities market as described in the Treasury regulations at any time during the calendar year of the disposition (the “Regularly Traded Condition”), a Non-U.S. Holder would not be subject to taxation under this rule if the Non-U.S. Holder has not owned (taking into account certain attribution rules) more than 5% of our common stock at any time during such 5-year or shorter period.

Generally, with respect to the third bullet point, “USRPHC” is defined as a domestic corporation in which the fair market value of the U.S. real property interests (“USRPI”) owned by such corporation equals or exceeds fifty percent of the sum of the fair market values of (a) the USRPIs owned by such corporation, (b) the foreign real estate owned by such corporation, and (c) the other trade or business assets used or held by such corporation. “USRPI” is defined broadly as any interest, other than solely as a creditor, in either (1) real property located in the United States or (2) a corporation that meets the definition of a USRPHC. We believe that Allied Nevada is currently, has been during one or more of the past 5 years or may be in one or more future years, a USRPHC for U.S. federal income tax purposes. There can be no assurance that the common stock will meet the Regularly Traded Condition at any time during the calendar year that a Non-U.S. Holder sells, exchanges or otherwise disposes of our common stock. If we are a USRPHC, a Non-U.S. Holder will be taxed as if the gain or loss were effectively connected with the conduct of a U.S. trade or business, taxable under regular graduated U.S. federal income tax rates in the event that (1) it owns more than 5% of our common stock at any time during the relevant period or (2) the Regularly Traded Condition is not satisfied during the relevant period. Each Non-U.S. Holder is urged to consult its own tax advisors regarding the U.S. federal income tax consequences to such Non-U.S. Holder if we have been, are or will be a USRPHC.

Non-U.S. Holders described in the first two bullet points generally will recognize gain or loss on a disposition of our common stock or warrants. Non-U.S. Holders whose recognized gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain, net of certain deductions, at the rates applicable to U.S. persons. Corporate Non-U.S. Holders whose recognized gain is described in the first bullet point above may also be subject to the branch profits tax at a 30% rate or at an exempt or lower rate provided by an applicable income tax treaty. Individual Non-U.S. Holders described in the second bullet point above who are not otherwise treated as U.S. persons generally will be subject to a flat 30% U.S. federal income tax rate on any recognized gain that is U.S. source, which may be offset by U.S.-source capital losses, even though such Non-U.S. Holders are not considered to be residents of the United States.

Information Reporting and Additional Withholding Taxes

Generally, Allied Nevada must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid to Non-U.S. Holders. In addition, a Non-U.S. Holder may be subject to information reporting to the IRS regarding the amount of the proceeds received upon its sale of our common stock or warrants unless such Non-U.S. Holder is an exempt foreign person (within the meaning of the U.S. Treasury Regulations) and the payor receives acceptable documentation of such status (which certification may be made on IRS Form W-8BEN, W-8BEN-E, or W-8EXP). All information reports filed with respect to dividends or sale proceeds must include any amounts withheld with respect to those payments under the provisions described below. Copies of information returns reporting such dividends, sale proceeds, and withholding taxes may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable treaty.

Backup Withholding

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends or sales proceeds, provided that (1) the payor thereof receives a statement (described below) to the effect that the

Non-U.S. Holder is not a U.S. person (as defined under the Code), and (2) the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person that is not an exempt recipient. The requirements for the statement will be met if (i) the Non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN, in the case of individuals, or W-8BEN-E, in the case of entities) or (ii) a financial institution holding the instrument on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes the payor or its paying agent with a copy of the statement. Any amounts withheld from dividends or sales proceeds under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Foreign Account Tax Compliance Act

Certain provisions of the Code (commonly referred to as FATCA) and existing guidance issued thereunder will require withholding at a rate of 30% on dividends in respect of our common stock and, after December 31, 2016, gross proceeds from the sale of our common stock or warrants to purchase our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock or warrants to purchase our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock and gross proceeds from the sale of our common stock and warrants to purchase our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the possible implications of the legislation on their investment in our common stock or warrants to purchase our common stock.

Description of Securities

We are offering (i)                  shares of our common stock and (ii) warrants to purchase                  shares of our common stock (and the shares of our common stock issuable from time to time upon exercise of the offered warrants).

Common Stock

The material terms and provisions of our common stock are described under the caption “Description of the Securities—Common Stock” on page 6 of the accompanying prospectus.

Warrants

The following is a brief summary of certain terms and conditions of the warrants and is subject in all respects to the provisions contained in the warrants.

Form. The warrants will be issued as individual warrants to each of the investors. You should review a copy of the form of warrant, which is attached as an exhibit to our Current Report on Form 8-K being filed with the SEC in connection with this offering, for a complete description of the terms and conditions of the warrants.

Exercisability. The warrants are exercisable at any time on or after the date of their original issuance, and at any time up to the date that is five years after such initial date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available, the holder may also exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued upon the exercise of a warrant. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior written notice from the holder to us.

Exercise Price; Adjustment. Each whole warrant represents the right to purchase, subject to adjustment in certain circumstances, one share of our common stock at an exercise price of $         per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and splits, Fundamental Transactions (as defined in the warrant), equity sales rights offerings, pro rata distributions or similar events affecting our common stock.

The warrants contain an adjustment provision for any subsequent sales of common stock or Common Stock Equivalents (as defined in the warrant) that are priced below the exercise price of the warrants. The adjustment provides for price protection at any time the warrant is outstanding. Specifically, if we or any of our subsidiaries sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or Common Stock Equivalents, at an effective price per share less than the exercise price then in effect (the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), then simultaneously with the consummation of each Dilutive Issuance the exercise price of the warrants shall be reduced to equal the Base Share Price.

The warrants also contain an adjustment provision for any subsequent rights offerings. Specifically, if at any time while the warrant is outstanding, we shall fix a record date or the issuance of any Common Stock Equivalents or rights to purchase stock, warrants, securities pro rata to the record holders of any class of shares of common stock at a price per share of common stock (or having a conversion or exchange price per share of common stock) less than 95% of the VWAP on such record date (the “Purchase Rights”), then the exercise price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the exercise price in effect on such record date by a fraction, of which the numerator shall be the total number of shares of common stock outstanding on such record date plus a number of shares of common stock equal to the number arrived at by dividing the aggregate price of the total number of additional shares of common stock offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the VWAP, and of which the denominator shall be the total number of shares of common stock outstanding on such record date plus the total number of additional shares of common stock offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable.

During such time as this warrant is outstanding, if we shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of common stock, by way of return of capital or otherwise (a “Distribution”), at any time after the issuance of a warrant, then, in each such case, the exercise price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the exercise price in effect on such record date by a fraction, of which the numerator shall be the total number of shares of common stock outstanding on such record date multiplied by the VWAP on such record date, less the excess, if any, of the fair market value on such record date, as determined by us, of such securities or other assets so issued or distributed over the fair market value of any consideration received therefore by us from the holders of common stock, and of which the denominator shall be the total number of shares of common stock outstanding on such record date multiplied by the VWAP. Upon any such adjustment of the exercise price the exchange rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the exchange rate in effect on such record date by a fraction, of which the numerator shall be the exercise price in effect immediately prior to such adjustment and the denominator shall be the exercise price resulting from such adjustment.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent. There is currently no trading market for the warrants and a trading market is not expected to develop.

Exchange Listing. We do not plan to apply to list the warrants on the NYSE MKT, the TSX or any other securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a Fundamental Transaction, as defined in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the holders of the warrants shall have the right to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In the event of a fundamental transaction that is an all cash transaction, a “going private” transaction as defined in Rule 13e-3 under the Exchange Act in which we are no longer a reporting company under the Exchange Act, or a fundamental transaction involving a person or entity not traded on a national securities exchange or the OTCQX marketplace, we or any successor entity will, at the warrant holder’s option, purchase the warrants by paying to the warrant holder an amount of cash equal to the value of the remaining unexercised portion of the warrants on the date of the consummation of such fundamental transaction, as calculated based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P., determined as of the day of consummation of the applicable fundamental transaction for pricing purposes as set forth in the warrants.

Rights as a Stockholder. Except by virtue of such holder’s ownership of shares of our common stock, and except for certain limited exceptions relating to subsequent rights offerings and pro rata distributions, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Plan of Distribution

Pursuant to a placement agency agreement, dated as of December     , 2014, between us H.C. Wainwright & Co., LLC and Canaccord Genuity Corp., we have engaged H.C. Wainwright & Co., LLC as our exclusive sole lead placement agent in the United States, and Canaccord Genuity Corp. as co-agent in Canada to solicit offers to purchase the common stock and warrants offered by this prospectus supplement. H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. are not required to arrange the purchase or sale of any additional specific number or dollar amount of the securities although they may, but are not obligated to, purchase shares and warrants on the same terms as the public in this offering for their own account. H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. may engage one or more sub-placement agents or selected dealers to assist with the offering.

H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. has agreed to use their reasonable best efforts to arrange for the sale of all of the securities in this offering. There is no requirement that any minimum number of common stock or warrants or dollar amount of common stock or warrants be sold in this offering and there can be no assurance that we will sell all or any of the common stock and warrants being offered. We will enter into securities purchase agreements directly with certain institutional investors who purchase not less than $             of securities in this offering. The placement agency agreement provides that the obligations of H.C. Wainwright & Co., LLC, Canaccord Genuity Corp., and the investors are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from us or our counsel.

We currently anticipate that the closing of this offering will occur on or about December 12, 2014, subject to customary closing conditions. On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price;

•	H.C. Wainwright & Co., LLC and Canaccord Genuity Corp., as placement agents, will receive the placement agent fees in accordance with the terms of the placement agency agreement; and

•	we will deliver the shares of common stock and warrants to the investors.

We have agreed to pay H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. an aggregate fee equal to 5% on aggregate gross proceeds in this offering, excluding the proceeds, if any, from the exercise of the warrants.

We have also agreed to reimburse H.C. Wainwright & Co., LLC for the actual expenses of its counsel incurred by it in connection with this offering plus a non-accountable expense allowance of $50,000.

The following table shows the per share and total placement agent fees we will pay in connection with the sale of the common stock and warrants, assuming the purchase of all of the common stock and warrants we are offering.

Per share placement agent cash fees	$
Total	$

We estimate the total expenses of this offering which will be payable by us, excluding the placement agent fees, will be approximately $1.275 million. After deducting the fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $        . We have agreed to indemnify H.C. Wainwright & Co., LLC, Canaccord Genuity Corp. and certain other persons against certain liabilities relating to or arising out of H.C. Wainwright & Co., LLC’s and Canaccord Genuity Corp.’s activities under the placement agency agreement. We have also agreed to contribute to payments H.C. Wainwright & Co., LLC may be required to make in respect of such liabilities.

We have also agreed to provide H.C. Wainwright & Co., LLC with a 12-month tail fee on four investment managers who are participating in this offering and were first introduced to us by H.C. Wainwright & Co., LLC. Such fee will equal 5% of any such further investments in the next 12 months.

H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit realized on the resale of the common stock and warrants sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by H.C. Wainwright & Co., LLC and Canaccord Genuity Corp. acting as principal. Under these rules and regulations, H.C. Wainwright & Co., LLC and Canaccord Genuity Corp.:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

A copy of the placement agency agreement, the form of securities purchase agreement we entered into with certain of the purchasers and the form of warrant will be included as exhibits to our current report on Form 8-K that will be filed with the SEC in connection with the consummation of this offering.

The transfer agent for our common stock to be issued in this offering is Computershare Trust Company. We will act as transfer agent for the warrants being offered hereby.

Our common stock is traded on the NYSE MKT LLC and on the TSX under the symbol “ANV.” The warrants to purchase common stock issued to the investors in this offering are not expected to be eligible for trading on any market.

Legal Matters

Certain legal matters in connection with this offering will be passed upon for us by Neal, Gerber & Eisenberg LLP, Chicago, Illinois, with respect to matters of United States law, and Cassels Brock and Blackwell LLP, with respect to matters of Canadian law, and on behalf of the placement agent by Ellenoff Grossman & Schole LLP, New York, New York and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Canada with respect to matters of United States law, and Bennett Jones LLP, Toronto, Canada, with respect to matters of Canadian law.

Experts

EKS&H LLLP, independent registered public accounting firm, has audited our consolidated financial statements, and the effectiveness of our internal control over financial reporting as of December 31, 2013 included in our Annual Report on Form 10-K for the year ended December 31, 2013, as set forth in their report which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on EKS&H LLLP’s report, given on their authority as experts in accounting and auditing.

The scientific and technical information with respect to the Hycroft Mine included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference has been reviewed and approved by Daniel K. Roth, PE of M3 and Anthony T. Peterson, PE of the Company. Our estimates of proven and probable reserves are prepared by and are the responsibility of our employees and have been reviewed by Anthony T. Peterson, PE.

With the exception of Cassels Brock and Blackwell LLP, no expert or counsel named in this prospectus supplement as having prepared or certified any part of this prospectus supplement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in Allied Nevada or any of its subsidiaries. Cameron Mingay is a partner at Cassels Brock and Blackwell LLP and a director of Allied Nevada. Mr. Mingay is the beneficial owner of 82,229 shares of common stock of Allied Nevada.

Incorporation by Reference

In this prospectus supplement, we “incorporate by reference” certain information filed by us with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which have been filed with the SEC:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 24, 2014 (including information specifically incorporated by reference from our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2014);

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, filed on May 5, 2014, August 4, 2014 and November 3, 2014, respectively;

3.	Our Current Reports on Form 8-K filed on April 15, 2014, April 23, 2014 (only with respect to Items 1.01 and 2.01 and Exhibits 10.1 and 99.1), May 5, 2014 (only with respect to Items 5.02 and 5.07 and Exhibit 10.1) and May 9, 2014 (only with respect to Items 1.01 and 2.03 and Exhibit 10.1); and

4.	The description of our common stock on Form 10 filed on January 12, 2007, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or Exchange Act) from the date of this prospectus supplement until the sale of all securities offered hereunder shall be deemed to be incorporated by reference in this prospectus supplement. Any statement contained in this prospectus supplement or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus supplement but not delivered with the prospectus supplement. You may access a copy of any of these filings, free of charge, at our web site www.alliednevada.com, or by requesting it in writing or by telephone at the following address or telephone number:

Allied Nevada Gold Corp.

Attn: Investor Relations

9790 Gateway Drive, Suite 200

Reno, Nevada 89521

(775) 358-4455

Except as specifically incorporated by reference in this prospectus supplement, information on our website is not part of this prospectus supplement.

Glossary

Unless otherwise defined, terms used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference have the following meanings:

“Ag” means silver.

“Assay” means to test minerals by chemical or other methods for the purpose of determining the amount of metals contained therein.

“Au” means gold.

“Claim” means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

“Feasibility study” means a comprehensive study undertaken to determine the economic feasibility of a project; the conclusion of which will be used to determine if a construction and/or production decision can be made.

“Grade” means the amount of metal in each ton of ore, expressed as troy ounces per ton for precious metals.

“Heap leaching” means a process whereby gold is extracted by “heaping” crushed ore on impermeable leach pads and continually applying a weak cyanide solution that dissolves the gold and silver from the ore. The gold and silver laden solution is then collected for gold and silver recovery.

“gpm” means gallons per minute.

“LOM” means life-of-mine.

“Mill” means a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.

“Mineralized material” is a body that contains mineralization which has been delineated by appropriately spaced drilling and/or underground sampling to estimate a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility of extraction at the time of reserve determination.

“Mining Rate” means tons of ore mined per day or specified time period.

“NI 43-101” means “National Instrument 43-101—Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.”

“NSR” means net smelter return royalty.

“opt” or “oz/ton” means ounces per ton.

“Ore” means material within a mineral deposit that can be economically extracted by the use of mining methods. Ore is processed or stockpiled.

“Ounce” means a troy ounce.

“Oxide” means ore in which some of the minerals have been oxidized (i.e., combined with oxygen through exposure to air or water) from surface exposure, fracturing, faulting, or exposure to high temperatures. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold and silver in the interior of the minerals will be more readily dissolved. Oxide ore is generally processed using a heap leach method.

“Prefeasibility study” means a preliminary study undertaken to determine if a project is economic on a preliminary basis and a feasibility study should be performed.

“Probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

“Proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

“Recovery” means that portion of the metal contained in the ore that is successfully extracted by processing, can also be expressed as a percentage.

“Reserves” or “ore reserves” mean that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination pursuant to SEC Industry Guide 7.

“Stripping ratio” or “strip ratio” means the ratio of waste tons to ore tons mined in an open pit mine.

“Sulfide” means a compound of sulfur and a metallic element. Sulfide ore is generally processed using a mill method.

“Ton” means a short ton (2,000 pounds).

“Transitional” means a material that has been incompletely oxidized. Transitional ore is generally processed using a mill or heap leach method.

“Waste” means rock or other material lacking sufficient grade and/or other characteristics to be economically processed or stockpiled as ore. To access an ore deposit it is often necessary to remove waste.

PROSPECTUS

ALLIED NEVADA GOLD CORP.

COMMON STOCK

PREFERRED STOCK

WARRANTS

DEBT SECURITIES

Allied Nevada Gold Corp. may offer to sell, from time to time in one or more offerings, common stock, preferred stock, warrants and debt securities.

We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and all accompanying prospectus supplements, including any information incorporated by reference, carefully before you make your investment decision.

We may offer these securities in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you, through agents, or through underwriters and dealers. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution”. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and applicable fees, commissions or discounts.

This prospectus may not be used to consummate any sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering.

Our common stock is traded on the NYSE MKT LLC and on the Toronto Stock Exchange under the symbol “ANV.” Our principal executive offices are located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521, and our telephone number is (775) 358-4455.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 1 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2014.

i

About This Prospectus

Unless the context otherwise requires, references in this prospectus to “Allied Nevada,” “we,” “our,” “us” and similar terms refer to Allied Nevada Gold Corp. and its consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to in this prospectus as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of common stock, preferred stock, warrants or debt securities as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that securities are sold, a prospectus supplement containing specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the sections entitled “Where You Can Find More Information” and “Incorporation by Reference”.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Allied Nevada is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Risk Factors

Investment in any securities offered pursuant to this prospectus or any prospectus supplement involves risks. Please carefully consider the risk factors described in any prospectus supplement and in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making investment decisions, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Please also refer to the section below entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Where You Can Find More Information

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the SEC’s Public Reference Room, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

Incorporation By Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which have been filed with the SEC:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 24, 2014 (including information specifically incorporated by reference from our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2014);

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, filed on May 5, 2014, August 4, 2014 and November 3, 2014, respectively;

3.	Our Current Reports on Form 8-K filed on April 15, 2014, April 23, 2014 (only with respect to Items 1.01 and 2.01 and Exhibits 10.1 and 99.1), May 5, 2014 (only with respect to Items 5.02 and 5.07 and Exhibit 10.1) and May 9, 2014 (only with respect to Items 1.01 and 2.03 and Exhibit 10.1); and

4.	The description of our common stock on Form 10 filed on January 12, 2007, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act or we incorporate it by reference into a filing under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” or under the Exchange Act) from the date of this prospectus until the sale of all securities registered hereunder shall be deemed to be incorporated by reference in this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. You may access a copy of any or all of these filings, free of charge, at our website, www.alliednevada.com, or by writing us at the following address or telephoning us at the number below:

Allied Nevada Gold Corp.

Attn: Investor Relations

9790 Gateway Drive, Suite 200

Reno, Nevada 89521

(775) 358-4455

You may also direct your requests via e-mail to info@alliednevada.com.

Information on our website is not incorporated into this prospectus or other securities filings and is not a part of these filings.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this prospectus, the documents incorporated by reference in this prospectus and other written reports and oral statements made from time to time by us may contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the SEC, all as may be amended from time to time. All statements, other than statements of historical fact, included herein or incorporated by reference, that address activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements, including but not limited to such things as:

•	our future business strategy, plans and goals;

•	future gold and silver prices;

•	our estimated future capital expenditures, construction, and other cash needs and expectations as to the funding or timing thereof;

•	our anticipated liquidity, cash flows, cash operating costs and adjusted cash costs[1] ;

•	the availability, terms and costs related to future borrowing, debt repayment, and equity funding;

•	our expectations regarding the growth of our business and our estimates of mineral reserves and mineralized material;

•	the timing and economic potential of the transitional and sulfide mineralization and milling project at the Hycroft Mine;

•	the anticipated results of the exploration drilling programs at our properties;

•	the projected amounts of our future costs and expenses;

•	our expectations regarding gold and silver recovery;

•	our estimated future production, cost of production, sales and cost of sales;

•	our plans and expectations regarding the use of the crushing system, the crushing system’s impact on our operations, and permanent and temporary corrections and modifications of the crushing system;

•	our plans and expectations regarding the development of our properties, including with respect to the Hycroft Mine; and

•	our plans and expectations regarding the sale of certain assets, including with respect to certain assets held for sale.

The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “project”, “target”, “budget”, “may”, “will”, “would”, “could”, “seeks”, or “scheduled to”, or other similar words, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intentions identify forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefit of the “safe harbor” provisions of such laws. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on current expectations. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to:

•	volatile market prices of gold and silver;

•	our current intention or future decisions whether or not to use forward-sale arrangements;

[1]	The term “adjusted cash costs” is a non-GAAP financial measure calculated on a per ounce of gold sold basis, and includes all direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, royalties, and mining production taxes, net of by-product revenue earned from silver sales. Adjusted cash costs provides management and investors with a further measure, in addition to conventional measures prepared in accordance with GAAP, to assess the performance of our mining operations and ability to generate cash flows over multiple periods. Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other mining companies. Accordingly, adjusted cash costs are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

•	our ability to raise additional capital on favorable terms or at all;

•	risks associated with our substantial level of indebtedness;

•	risks related to the heap leaching process at the Hycroft Mine, including but not limited to gold recovery rates, gold extraction rates, leach pad remediation processes, and the grades of ore placed on our leach pads;

•	an increase in the cost or timing of new projects;

•	uncertainties concerning estimates of mineral reserves and mineralized materials, and grading;

•	our ability to achieve our estimated production rates and stay within our estimated operating costs;

•	our ability to attract and retain personnel;

•	availability of equipment or supplies;

•	intense competition within the mining industry;

•	the commercial success of our exploration and development activities;

•	uncertainties related to our ability to find and acquire new mineral properties;

•	cost of compliance with current and future government regulations, including those related to environmental protection, mining, health and safety, corporate governance and public disclosure;

•	uncertainties relating to obtaining or retaining approvals and permits from governmental regulatory authorities;

•	potential operational and financial effects of current and proposed federal and state regulations related to environmental protection and mining, and the exposure to potential liability created by such regulations;

•	the inherently hazardous nature of mining activities, including operational, geotechnical and environmental risks;

•	risks associated with the expansion of our operations, including those associated with any future acquisitions or joint ventures;

•	potential challenges to title in our mineral properties; and

•	potential conflicts of interests that may arise through some of our directors’ involvement with other natural resources companies.

For a more detailed discussion of such risks and other important factors that could cause actual results to differ materially from those in our forward-looking statements, please see the risk factors discussed in “Risk Factors” in this prospectus, “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q and our other filings with the SEC. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results, performance or achievements may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated by reference. In addition, even if our results, performance or achievements are consistent with the forward looking statements contained in this prospectus, any prospectus supplement or the documents incorporated by reference herein, those results, performance or achievements may not be indicative of results, performance or achievements in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Cautionary Note to Canadian Investors Regarding Mineralized Material

We report reserve and mineralized material estimates in accordance with SEC Industry Guide 7. In accordance with SEC Industry Guide 7, resources have been reported as “mineralized material”. Canadian investors are cautioned that estimates of mineralized material may differ from mineral resource estimates prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). Canadian investors should review our mineral resource estimates prepared in accordance with NI 43-101.

The Company

We are a U.S.-based primary gold producer focused on mining, developing and exploring properties in the state of Nevada in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows.

Our operating mine, the Hycroft Mine, is an open-pit heap leach operation. In connection with the prefeasibility study for the Hycroft Mine, as of December 31, 2013, we reported estimated proven and probable mineral reserves of 10.6 million ounces of gold and 467.1 million ounces of silver, which are contained in oxide (heap leach), transitional (heap leach and mill), and sulfide (mill) ores. We currently recover metals contained in oxide and transitional ores through our recently expanded heap leach operations. In October 2014, M3 Engineering and Technology Corp. (“M3”), in association with the Company, completed a feasibility study for a mill expansion which confirmed the results of the April 2014 prefeasibility study and improved on the overall economics of a mill expansion. The construction of a mill at Hycroft would allow us to recover metals contained in additional transitional (mill) and the sulfide (mill) ores.

The Hycroft Mine, all of our mineral properties, and our corporate office are all located in the state of Nevada. Our corporate headquarters is located at 9790 Gateway Drive, Suite 200, Reno, Nevada 89521, and our telephone number is (775) 358-4455. Our website is www.alliednevada.com. Information on our website is not incorporated into this prospectus or other securities filings and is not part of these filings.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pre-tax earnings and fixed charges less interest capitalized. “Fixed charges” consist of interest expensed, interest capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.

	Nine Months Ended September 30, 2014		Fiscal Year Ended December 31,
			2013		2012	2011	2010	2009
Ratio of earnings to fixed charges	—	[1]	—	[2]	3.17	25.51	61.26	—	[3]

[1]	Pre-tax loss from continuing operations was $78.2 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $84.7 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.

[2]	Pre-tax loss from continuing operations was $6.7 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $33.5 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.
[3]	Pre-tax loss from continuing operations was $9.3 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $9.4 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.

Use of Proceeds

Unless otherwise indicated in the applicable prospectus supplement or other offering material, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include providing working capital, funding capital expenditures or repayment and refinancing of debt. Net proceeds may be temporarily invested prior to use.

Description of the Securities

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of November 18, 2014, there were approximately 104,438,336 shares of common stock issued and outstanding. We have no shares of preferred stock outstanding. Our common stock is traded on the NYSE MKT LLC and the Toronto Stock Exchange under the symbol “ANV”.

Common Stock

Our common stock is described in our registration statement on Form 10, which we filed with the SEC on January 12, 2007, including any amendments or reports filed for the purpose of updating such description, and which is incorporated by reference into this prospectus. We will distribute a prospectus supplement with regard to each issue of common stock. Each prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement.

Preferred Stock

We may issue preferred stock in one or more series with any rights and preferences that may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

•	the title of the series;

•	preference, if any, to which holders of the series will be entitled upon our liquidation;

•	the terms, if any, on which the series may be redeemed;

•	the voting rights, if any, of the holders of the preferred stock;

•	the dividends, if any, that will be payable with regard to the series;

•	the right, if any, of the holders of the series to convert it into another class of our stock or securities; and

•	any other material terms of the preferred stock.

Any or all of these rights may be greater than the rights of the holders of common stock.

Warrants

We may issue warrants for the purchase of our common stock, preferred stock or debt securities. Warrants may be issued independently or together with our common stock, preferred stock, or debt securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants. For the terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

The prospectus supplement relating to a particular issue of warrants will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of warrants;

•	the designation and terms of securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities together with which the warrants are issued and the number of warrants issued with each security;

•	any date from which the warrants and any securities issued with them will be separately transferable;

•	the principal amount of or number of shares of stock that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	any minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, a discussion of material United States Federal or other income tax considerations;

•	any anti-dilution provisions of the warrants;

•	any redemption or call provisions applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Debt Securities

The debt securities covered by this prospectus will be our general obligations. Subject to compliance with our credit facilities and the indenture related to our outstanding notes, we will issue debt securities under a separate indenture to be entered into between us and a trustee that we will name in the prospectus supplement (the “indenture”).

We have summarized the provisions of the indenture and the debt securities below. You should read the indenture for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the form of the indenture with the SEC as an exhibit to this registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Incorporation by Reference.”

In this summary description of the debt securities, all references to “Allied Nevada,” “us,” we” or “our” mean Allied Nevada Gold Corp. only, unless we state otherwise or the context clearly indicates otherwise.

General

The debt securities may rank equally with, or senior or subordinate to, all our unsecured and unsubordinated debt. The indentures will not limit the amount of debt we may issue under the indenture, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under the indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

Unless we inform you otherwise in the prospectus supplement, the indenture and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

•	provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	whether the debt securities are senior or subordinated to any other debt securities we may have issued;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

•	the dates on which, the price at which and the conditions (if any) under which we will repurchase debt securities at the option of the holders of debt securities;

•	the denominations in which we may issue the debt securities;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments on the debt securities will be payable by reference to any index or formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants this prospectus describes;

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities issued by us; and

•	any other terms of the debt securities, whether in addition to, or by modification or deletion of, the terms described herein.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

Subsidiary Guarantees

If specified in the prospectus supplement, our subsidiaries may guarantee our obligations relating to our debt securities issued under this prospectus.

The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.

Consolidation, Merger and Sale of Assets

Unless we inform you otherwise in the prospectus supplement, the indenture generally will permit a consolidation or merger between us and another entity. It also will permit the sale by us of our assets substantially as an entirety. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

•	the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities;

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing; and

•	we deliver an officer’s certificate and opinion of counsel stating that such transaction complies with the indenture.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

•	our failure to pay principal of or any premium on any debt securities of that series when due;

•	our failure to deposit any mandatory sinking fund payment for that series of debt securities when due for 30 days;

•	our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee; and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver

We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

•	change the stated maturity of any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

•	change any obligation to pay additional amounts on any debt security;

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification;

•	waive a continuing default or event of default regarding any payment on any debt security; or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or add guarantees of any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

•	to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

•	to provide for the acceptance of a successor or another trustee.

The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an indenture becomes effective, we are required to mail to the holders of debt securities thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.

Discharge and Defeasance

We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

•	all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we irrevocably deposit with the applicable trustee funds or government securities sufficient in the opinion of a nationally recognized firm of independent public accountants to make payments on the debt securities of that series on the dates those payments are due.

To exercise our right to be discharged, we must deliver to the applicable trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).

If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Plan of Distribution

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	to or through underwriters or dealers;

•	directly to purchasers or to a single purchaser;

•	through agents; or

•	through a combination of any of these methods.

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	any delayed delivery arrangements;

•	the public offering price or purchase price of the securities and the proceeds to us from the sale of the securities and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, dealers or agents; and

•	any securities exchanges on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Offerings of our equity securities under this prospectus may also be made into an existing trading market for the securities in transactions at other than a fixed price, either:

•	on or through the facilities of any national securities exchange or quotation service on which the securities may be listed, quoted or traded at

•	at the time of sale;

•	to or through a market maker otherwise than on the exchanges or quotation or trading services; or

•	through any other methods described in a prospectus supplement.

The at-the-market offerings, if any, will be conducted by underwriters, dealers or agents acting as our principal or agent, who may also be third party sellers of securities as described above.

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents or remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Sales through Underwriters or Dealers

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities unless otherwise specified in the applicable prospectus supplement in connection with any particular offering of securities.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover positions created by short sales. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell the offered securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

We may sell some or all of the securities covered by this prospectus through:

•	purchases by a dealer, as principal, who may then resell those securities to the public for its account at varying prices determined by the dealer at the time of resale;

•	block trades in which a dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction; or

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.

Direct Sales and Sales through Agents

We may sell the securities directly. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our security holders. In connection with subscription offerings or the distribution of subscription rights to security holders, if all of the underlying offered securities are not subscribed for, we may sell such unsubscribed offered securities to third parties directly and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly.

If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time, which agents may be affiliated with us. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment, unless otherwise specified in the applicable prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Institutional Purchasers

We may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will provide any such arrangement, including the offering price and commissions payable on the solicitations.

Indemnification; Other Relationships

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Experts

EKS&H LLLP, independent registered public accounting firm, has audited our consolidated financial statements, and the effectiveness of our internal control over financial reporting as of December 31, 2013 included in our Annual Report on Form 10-K for the year ended December 31, 2013, as set forth in their report which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on EKS&H LLLP’s report, given on their authority as experts in accounting and auditing.

Our estimates of proven and probable reserves are prepared by and are the responsibility of our employees, and a majority of these estimates are reviewed and verified by independent experts in mining, geology and reserve determination.

Legal Matters

The validity of the securities offered hereby will be passed upon for us by Neal, Gerber & Eisenberg LLP of Chicago, Illinois. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.